First Keystone Financial, Inc.



Annual Report 2004

then

FIRST
KEYSTONE
Financial, Inc.

Table of Contents



Photo of 8th Street at Kerlin and Upland Avenue, circa 1927 courtesy of the Delaware County Historical Society


ENGINE REPAIR • TUNE-UPS & BRAKES • COMPUTER ALIGNMENT
Peerless

Mighty Muffler & Performance, a family owned business on the corner of Route 452 and Bethel Avenue, Delaware County, has expanded their business in response to industry trends and customer demands. Through financing by First Keystone, this father and son team have expanded their auto repair business to include a speed shop featuring custom exhausts and the latest in rim designs.

First Keystone Financial, Inc.

Mission Statement

The mission of First Keystone Financial, Inc. is to deliver value-added financial services that will produce a superior long-term return on investments, thereby meeting the interdependent needs of the shareholders, customers, employees and the communities it serves.

First Keystone Financial, Inc. is a registered unitary savings and loan holding company conducting business through its wholly-owned subsidiary First Keystone Bank . The Bank is a federally chartered SAIF-insured savings institution operating through eight full-service offices located in Delaware and Chester Counties, Pennsylvania. The Company's headquarters is located at 22 West State Street, Media, PA 19063.

Selected Financial Data

At or For the Year Ended September 30,
(dollars in thousands, except per share data)

Deposit Mix 2004



Non-Interest Bearing 6.1%
NOW 16.2%
Passbook 14.9%
Money Market 15.0%
Certificates of Deposit 47.8%

Loans Receivable



0
$100,000
$200,000
$300,000
2004
$304,248
2003
$286,421
2002
$288,776
2001
$247,664
2000
$230,686

Total Assets



$300,000
$400,000
$500,000
$600,000
2004
$571,919
2003
$559,612
2002
$519,259
2001
$489,680
2000
$464,061

	2004	2003	2002
Selected Financial Data:			
Total assets	**$571,919**	$559,612	$519,259
Loans receivable, net	**304,248**	286,421	288,776
Mortgage-related securities available for sale	**97,620**	124,656	85,674
Mortgage-related securities held to maturity	**37,363**	3,487	8,855
Investment securities available for sale	**63,615**	77,700	80,624
Deposits	**344,880**	362,605	330,765
Borrowings	**171,149**	136,272	126,237
Stockholders' equity	**29,698**	32,388	32,795
Selected Operations Data:			
Net interest income	**$ 11,431**	$ 11,200	$ 11,871
Provision for loan losses	**300**	715	540
Non-interest income	**3,899**	3,286	2,263
Non-interest expenses	**12,501**	10,400	10,441
Income tax expense	**326**	632	427
Net income	**$ 2,203**	$ 2,739	$ 2,726
Selected Operating Ratios:			
Return on average assets	**0.39%**	0.51%	0.54%
Return on average equity	**7.13**	8.39	8.77
Net interest margin	**2.23**	2.30	2.59
Allowance for loan losses as a percent of non-performing loans	**100.29**	127.63	45.89
Ratio of average equity to average assets	**5.50**	6.12	6.17
Diluted earnings per share	**$ 1.14**	$ 1.35	$ 1.34
Cash dividends per share	**$ 0.44**	$ 0.40	$ 0.36
Closing market price per share	**$ 22.25**	$ 26.50	$ 15.50

then now

A Message to our Shareholders



Don Guthrie and Tom Kelly outside t new Co-Op Market in Swarthmore.

Just a few years ago, our Bank was primarily a savings bank and residential lender. Today, we have expanded our services well beyond vistas envisioned a generation ago, aggressively pursuing commercial banking opportunities, as well as creating affiliations with insurance and investment brokers. In fiscal year 2004 alone, the outstanding balance in construction lending has increased by more than 31%, and home equity loans and lines of credit increased by more than 30%. Core deposits remain a strong source of funding for the Bank's growth and amounted to 52% of the Bank's total deposits at fiscal year end.

When our Bank first opened its doors as a building and loan association in the 1880s, change was measured in decades. It took almost two decades for the horse and carriage to be completely replaced by the automobile and 40 years from the inception of the household computer to today, where it has been welcomed into nearly every home and business across the globe.

Today, change is measured in months and years. Through technology, First Keystone Bank can now provide services to clients in multiple delivery forms from the traditional teller, to remote online banking, to personal courier service that are all designed to enhance the customer's banking experience.

In the past year, First Keystone added technology to improve the performance and efficiency of its retail and business services. User friendly software has enabled our customers to apply online for

Wayne, located in Radnor, Delaware County, has always been an active community, and, in the past few years, has experienced a revitalization due to the many restaurants, boutiques and specialty shops which have discovered its charms.

Margaret Kuo, who started her first restaurant in the Granite Run Mall 30 years ago, received a construction loan from First Keystone to build her premier restaurant in Wayne. She now has five restaurants throughout Chester and Delaware Counties and uses First Keystone for her banking needs.





North Wayne Avenue, Wayne, circa 1900. Photo courtesy of the **Suburban and Wayne Times** consumer loans, within minutes from the convenience of their own homes, or at any of our branch office locations. Technology has also enhanced the speed of our approval process.

A century ago, the purpose of our institution was to enable families to build homes and purchase farmland. Our Bank today is working with entrepreneurs and companies from small to medium size to start and grow their businesses, develop and restore commercial properties, and provide financing for equipment and acquisitions needed to meet the challenges of tomorrow.

Delaware County was the heart of the region's marketplace in the 19th century. Textile, flour and lumber mills thrived within the region, and the industrial waterfront in the City of Chester provided access to goods and services to many outlying counties in Pennsylvania including Berks, Montgomery and Lancaster Counties.

Today, the City of Chester is experiencing a rebirth with major development again discovering the advantages of this once thriving waterfront. Our Chester branch office, located at the center of this redevelopment, has already begun to play an active role and is gearing up to provide commercial real estate loans, business checking and other financial services to further assist with the city's resurgence.

At the end of the 19th century, the population of Delaware County was just under 100,000 people. Today, it is well over 650,000. In addition, it is home to 15 colleges and universities, has over 3,400 members in the county's award-winning Chamber of Commerce and boasts of having nearly 60 nationally registered historic sites and ten certified historic districts.

Our 2004 Annual Report is entitled "Then and Now" and tells how First Keystone has grown and changed to meet the needs of a rapidly developing marketplace. Our story is revealed through the successes of some of our customers we have helped during this past fiscal year.

Throughout the coming months, we will be placing even greater emphasis on what we call "Door-to-Door Business Banking," a personalized approach to defining and implementing the needs of business customers, including insurance and investment products. We will also be expanding the range of online banking services, creating a new look and feel for our website and providing extended banking hours to make banking even



First Keystone Bank provides its developers with the products and services they need to take a project from the construction phase to permanent financing upon project completion. At the end of fiscal 2004, construction lending had increased by almost $10 million, representing a 31% increase from the previous year.



Whitewing Farm is a 1700s Pennsylvania farmhouse located in southern Chester County. It was converted to an inn in 2004 with the assistance of a loan from First Keystone Bank.



Located in central Delaware County, Congregation Ohev Shalom received financing from First Keystone Bank to complete capital improvements updating its existing facility.

Cash Dividends Per Share



$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$0.44
$0.40
$0.36
$0.32
$0.28

Share Price



2004
$29.00
$21.40
2003
$26.50
$13.80
2002
$18.87
$13.31
2001
$14.50
$9.94
2000
$12.50
$8.37
High
Low



In 2004, construction began on the Bank's eighth office located in Aston, Delaware County. The building's design is part of our corporate branding strategy and now complements our Chester Heights branch and our newly constructed Willowdale office, which also opened this year.

more convenient for our customers. Our mission throughout the process is to draw a balance between "tradition" and "progress" and "community mindedness" with "global thinking."

Going forward, our strategic plan demands that we remain focused on improving non-interest income, as it is an integral part of reducing our dependency on interest rate sensitive products. For fiscal 2004, non-interest income increased by 11%, excluding gain on sales of securities. Management expects this trend to continue as a result of both the successful 2004 implementation of our OverdraftHonor® program, a check clearing service to benefit our customers while enhancing fee based income, and the continued steady progress of the Company's insurance business.

We are also pleased with the additions to our commercial lending and business development team. This group brings a wide range of experience and enthusiasm to the Company, and their efforts have contributed to the continued increase in our non-interest bearing accounts. With this growth, we have experienced a greater need for cash management products and our operations department has been meeting this challenge with professional and fast solutions.

We are ever mindful of our responsibilities to our shareholders, and like you, we, including our Board of Directors, senior management team and employees, are financially aligned together. We will continue, as we did this past year, to implement company stock repurchase programs, and other capital leveraging strategies to enhance shareholder value in order to provide shareholders with a competitive rate of return on their investment. And we will always focus on serving the needs of the customer first because that is the cornerstone of First Keystone.

Thank you for the trust that you have placed in us.

Sincerely,

Donald S. Guthrie
Chairman of the Board
Chief Executive Officer

Thomas M. Kelly
President
Chief Operating Officer

then & now



Photo of a circa 1938 car dealership, at the corner of Baltimore Pike and Pennell Road in Middletown Township courtesy of the Delaware County Historical Society.

Old Fashion Service is Paramount

Many of our oldest business customers fondly remember when small business loans were secured by showing profit and loss statements on a notecard cemented with a solid handshake from your neighborhood banker.



After fire destroyed a landmark restaurant on this property at least a decade ago, a beautifully designed car dealership was built on this 3.5-acre premier site with tremendous visibility and very high daily traffic counts. First Keystone works to serve the owner's needs by providing a high level of service in addition to a variety of financial products.

Although the shoe cobbler on Main Street is now gone, and handshake deals have been replaced with formal loan applications and commitment letters, with the introduction of our "Door-to-Door" banking relationship, our goal is to reinforce the old-fashioned commitment to make customer convenience a top priority and to be there when we're needed. This level of service is well beyond what many of our business customers expect and differentiates us from competing financial institutions.

Our commitment to providing superior customer service motivated management to engage a nationally recognized training firm to help us lay a foundation to build more trust and better communication tools throughout our organization. We have embarked on a 20 month program that teaches every employee skills in how to deal with organizational change, work more effectively with one another, get results and build long-term customer relationships. We believe that customer retention is driven by customer loyalty that is earned when you recognize the customer's needs, fulfill them and then consistently exceed the customer's expectations better than anyone else. Our Company is committed to this challenge.

Leading the Way in Downtown Revitalization

Our corporate philosophy has always maintained that a healthy business district is a reflection on the entire community, which is why First Keystone spearheaded the effort to provide façade renovation loans to business owners in downtown Media. The Bank's business development and commercial lending teams worked with municipal government officials to improve the borough's revitalization loan program to stimulate economic growth and preserve the architectural character and integrity of the business district.

Many property owners have taken advantage of this program and as a result, the Bank has forged new business relationships including a complete exterior renovation of a large commercial property comprised of five storefronts opposite the Bank's main office.

A local property owner completely renovated this row of retail stores that helped transform the street appeal in the business district in Media, the county seat. The Bank provided the financing as one of several financial institutions in the community that participates in the municipal government sponsored façade improvement loan program.





Photo of Media hill on Baltimore Pike looking west toward Ridley Creek Valley

Using Technology to Enhance Efficiency

Embracing technology to achieve greater efficiencies and increased production continues to be among our top priorities. Our desktop and online consumer equity loan software automates the underwriting process which helped increase our volume in fiscal 2004 by over 30% compared to the previous fiscal year without the need for additional personnel.

The phased installation of digital scanners at each of our branches is near completion. The benefits include immediate access to the captured data, the ability to discover fraud faster and reducing the risk of capturing poor quality check images.

In fiscal 2005, we will incorporate the utilization of one of the industry's premier software products to standardize documentation for commercial lending and streamline the origination process. This approach is expected to improve our underwriting procedures and build efficiencies in our commercial lending department as a result of the software's ability to interface with other integral reporting services.

The Biggest Asset in our Construction Portfolio is our Experience

Residential and commercial development have been the norm throughout our region for over four decades as farmland has given way to housing developments, commercial strip stores and corporate centers. First Keystone continues to provide financing to fuel the growth. Construction loans now comprise 12% of our loan portfolio and experienced a 31% increase from the end of our prior fiscal year.

then & now

- **Online users increased by over 25%**
- **Bill Pay users increased by over 38%**
- **Website visits experienced an average monthly increase of 23%**

Commercial Loan Mix (Gross)

	Construction Loans	Commercial Real Estate	Commercial Business
2004	$38,078	$64,509	$10,624
2003	$28,975	$59,022	$10,161



Mendenhall Station, a commercial center located in Southern Chester County just north of the Delaware state border, utilized a construction and a construction to permanent loan to finance this business hub which includes a post office, professional building and retail space.

Highlights 2004

Much credit can be given to the strong relationships that have been developed over the years with our Bank, our senior construction lending officer Mary Wentz, and area builders. Ms. Wentz has dedicated years of service on the boards of trade organizations such as the Pennsylvania Builders and in numerous capacities of the Homebuilders Association of Delaware and Chester Counties which in 2004 won her the highly coveted national award and recognition as the "top recruiter" for the Homebuilders National Sales and Marketing Division.

The Co-Op market in Swarthmore was opened in 1937 and quickly became an integral part of the community. First Keystone Bank provided the funding for the construction of its new facility which resides adjacent to the former market.



CO-OP



DRUGS

Photo of the business district of Swarthmore, circa 1927, prior to the construction of the existing underpass.

Loan Mix 2003



Commercial Business 3.4%
Consumer 0.5%
Home Equity & Lines of Credit 11.2%
Multi-Family & Commercial RE 19.7%
Construction & Land 9.7%
Single-Family 55.5%

Loan Mix 2004



Commercial Business 3.3%
Consumer 0.5%
Home Equity & Lines of Credit 13.5%
Multi-Family & Commercial RE 20.0%
Construction & Land 11.8%
Single-Family 50.9%

- **Net construction loans increased outstanding balances by 23.6%**
- **Outstanding balances in home equity and lines of credit increased by 30.4%**
- **Commercial real estate, construction and commercial business loans now represent 35% of total loan portfolio**

First Keystone Financial, Inc. Directors

Donald S. Guthrie, Esquire
Chairman of the Board
Chief Executive Officer

Donald A. Purdy, Esquire
Chairman Emeritus

Thomas M. Kelly
President and
Chief Operating Officer

Edward Calderoni
Associate Broker of
Century 21-Alliance

Donald G. Hosier, Jr.
Principal in Montgomery
Insurance Services, and
President, First Keystone Insurance
Services, LLC

Edmund Jones, Esquire
Member, Jones, Strohm & Guthrie, PC

Jerry A. Naessens, CPA
Former President, RMB Bank

William J. O'Donnell, CPA
Corporate Solutions Manager/IT Group,
Wawa, Inc.

Marshall J. Soss
President and
Chief Executive Officer,
KarMar Realty Group, Inc.

Bruce C. Hendrixson
Owner, Garnet Ford and
Garnet Volkswagen

First Keystone Bank Executive Officers

Donald S. Guthrie, Esquire
President
Chief Executive Officer

Thomas M. Kelly
Executive Vice President
Chief Operating Officer

Carol L. Walsh
Corporate Secretary

Rose M. DiMarco
Senior Vice President
Chief Financial Officer

Robin G. Otto
Senior Vice President
Marketing and
Business Development

Robert R. Hosier
Senior Vice President
Information Technology

Robert R. Dwyer
Senior Vice President
Director of Lending

Elizabeth M. Mulcahy
Senior Vice President
Human Resources

Stock Information

First Keystone Financial, Inc. is traded on the Nasdaq National Market under the symbol of "FKFS." There were approximately 421 shareholders of record as of September 16, 2004, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks.

The Annual Meeting of Shareholders is scheduled for Wednesday, January 26, 2005, at 2 p.m. to be held at the Towne House Restaurant, 117 Veterans Square, Media, Pennsylvania.

Executive Offices
22 West State Street
Media, PA 19063
(610) 565-6210

Independent Auditors
Deloitte & Touche LLP
25th Floor
1700 Market Street
Philadelphia, PA 19103-3984

Investor Information
Thomas M. Kelly
President and
Chief Operating Officer
(610) 565-6210

Shareholder Information
Carol Walsh
Corporate Secretary
(610) 565-6210

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

Counsel
Lawrence G. Strohm, Jr., Esquire
Jones, Strohm & Guthrie, P.C.
10 Beatty Road
Media, PA 19063

Special Counsel
Elias, Matz, Tiernan
& Herrick L.L.P.
12th Floor
734 15th Street, N.W.
Washington, DC 20005

Jerry A. Naessens, CPA



Jerry A. Naessens was appointed as a Director of the company in February 2004. Mr. Naessens also serves on the Company's Audit Committee and First Keystone Bank's Board of Directors.

Mr. Naessens has extensive background in the financial industry including Director, President and Chief Financial Officer at RMB Bank which was recently acquired by Citizen's Bank. Mr. Naessens career also includes being a former partner in a major accounting firm with expertise in the audit of financial institutions.



Thomas M. Kelly

Thomas M. Kelly was promoted to Chief Operating Officer in the second quarter of fiscal 2004. Mr. Kelly has been with the Bank as its Chief Financial Officer since 1991 and in 1995 his duties expanded to that of Executive Vice President. Mr. Kelly has served on the Board of Directors of First Keystone Financial since 1997 and as its President since May 2002.

Rose M. DiMarco



The Company's Board of Directors appointed Rose M. DiMarco Chief Financial Officer for both First Keystone Financial and the Bank in February 2004. Ms. DiMarco has 20 years experience with the Bank and has held various financial positions during her tenure with the Company, including Senior Vice President of Finance. Ms. DiMarco received her Master of Business Administration from Villanova University.



Robert R. Dwyer

Robert R. Dwyer was hired as the Bank's Director of Lending in the spring of 2004. His responsibilities include overseeing the production, underwriting and management of the Bank's commercial, construction and residential lending portfolio. Mr. Dwyer has more than 15 years experience in credit and lending with various commercial banks.


DRY GOODS
GROCERIES
& PROVISIONS





FIRST KEYSTONE FINANCIAL, INC.
22 WEST STATE STREET
MEDIA, PENNSYLVANIA 19063
610.565.6210

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-25328

FIRST KEYSTONE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**23-0469351** (I.R.S. Employer Identification Number)
22 West State Street, Media, Pennsylvania (Address of principal executive office)	**19063** (Zip Code)

Registrant's telephone number, including area code: (610) 565-6210

Securities registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock (par value $.01 per share)

Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 126-2).
Yes ___ No _X

The aggregate market value of the shares of Common Stock of the Registrant issued and outstanding on December 10, 2004, which excludes 332,827 shares held by all directors and officers of the Registrant as a group, was approximately $45.5 million. This figure is based on the closing price of $28.50 per share of the Registrant's Common stock on March 31, 2004, the last business day of the Registrant's second fiscal quarter.

Number of shares of Common Stock outstanding as of December 10, 2004: 1,928,604

DOCUMENTS INCORPORATED BY REFERENCE

Listed hereunder are the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

(1) Portions of the definitive proxy statement for the 2005 Annual Meeting of Stockholders are incorporated into Part III.

First Keystone Financial, Inc.
FORM 10-K
For the Fiscal Year Ended September 30, 2004
INDEX

[This page left blank intentionally]

PART I.

Item 1. **BUSINESS.**

General

First Keystone Financial, Inc. (the "Company") is a Pennsylvania corporation and the sole shareholder of First Keystone Bank, a federally chartered stock savings bank (the "Bank"), which converted to the stock form of organization in January 1995. The only significant assets of the Company are the capital stock of the Bank, the Company's loan to its employee stock ownership plan, and various equity and other investments. See Note 18 of the Notes to Consolidated Financial Statements for the fiscal year ended September 30, 2004 set forth in Item 8, "Financial Statements and Supplementary Data." The business of the Company primarily consists of the business of the Bank.

The Bank is a community oriented bank emphasizing customer service and convenience. The Bank's primary business is attracting deposits from the general public and using those funds together with other available sources of funds, primarily borrowings, to originate loans. A substantial portion of the Bank's deposits are comprised of core deposits consisting of NOW, non-interest-bearing accounts, money market deposit accounts ("MMDA") and passbook accounts. Core deposits amounted to $180.0 million or 52.2% of the Bank's total deposits at September 30, 2004. The Bank's primary lending emphasis is the origination of loans secured by first and second liens on single-family (one-to-four units) residences located in Delaware and Chester Counties, Pennsylvania and to a lesser degree, Montgomery County, Pennsylvania and New Castle County, Delaware. The Bank originates residential first mortgage loans with either fixed and/or adjustable rates. Adjustable-rate loans are retained for the Bank's portfolio while fixed-rate loans may be sold in the secondary market depending on the Bank's asset/liability strategy, cash flow needs and current market conditions. The Bank also originates for portfolio, due to their generally shorter terms, adjustable or variable interest rates and generally higher yields, loans secured by commercial and multi-family residential real estate properties located within the Bank's market area. The Bank's management continues to remain focused on implementation of its long-term strategic plan of shifting its loan composition toward commercial business loans, construction loans and home equity loans and lines of credit in order to provide a higher yielding portfolio with generally shorter terms. This effort to keep shorter term loans in portfolio resulted in a $10.2 million increase in outstanding balances in home equity loans and lines of credit at September 30, 2004, representing a 30.5% increase in this category compared to the previous fiscal year. Multi-family residential and commercial real estate loans amounted to $64.5 million or 20.0% of the total loan portfolio at September 30, 2004. The Bank has on occasion purchased loan participation interests in both residential and commercial real estate loans depending on market conditions and portfolio needs, although no such purchases were made during the fiscal year ended September 30, 2004.

In addition to its deposit gathering and lending activities, the Bank invests in mortgage-related securities, which are issued or guaranteed by U.S. Government agencies and government sponsored or private enterprises, as well as U.S. Treasury and federal government agency obligations, corporate bonds and municipal obligations. At September 30, 2004, the Bank's mortgage-related securities (both available for sale and held to maturity) amounted to $135.0 million, or 23.6% of the Company's total assets, and investment securities (both available for sale and held to maturity) amounted to $68.9 million, or 12.0% of total assets.

Market Area and Competition

The Bank's primary market area is in Delaware and Chester Counties, which is located in the southeastern corner of Pennsylvania between two metropolitan areas, Philadelphia, Pennsylvania and Wilmington, Delaware. There is easy access to I-95, the Philadelphia International Airport and the Delaware River. The Bank is fortunate to be located in such a desirable geographic area. New York City is just 92 miles away from the Bank's headquarters in Media, Pennsylvania, while Baltimore, Maryland and Washington, DC are only 80 miles and 127 miles away, respectively.

Through an extensive highway and telecommunications network, the Delaware County's economy is knitted tightly into a regional economy of more than 2.5 million workers. Census 2000 lists Delaware County as having 14,394 business establishments. Most of the businesses are in corporate and professional services, distributive services and the manufacturing sector. Census 2000 also shows Delaware County has a large, well-educated, and skilled labor force. Nearly one quarter of the County's population has earned a four-year college degree. Philadelphia's central location in the Northeast corridor, infrastructure and other factors has made the Bank's market area attractive to many large corporate employers including Comcast Corp., Boeing, State Farm Insurance, United Parcel Service, PECO Energy, SAP America, Inc., Wawa and many others.

The Philadelphia area economy is typical of many large northeastern cities where the traditional manufacturing based economy has declined and has been replaced by the service sector including the health care market. Crozer/Keystone Health System, Mercy Health Corp and Astra-Zeneca are among the larger employers within the Bank's market area. According to the Delaware County Chamber of Commerce, there are 67 degree-granting institutions in the Delaware Valley region representing more colleges and universities than any other area in the United States. Delaware County also has one of the nation's lowest unemployment rates and one of the most active Chamber of Commerce Offices in the Commonwealth. The U.S. Small Business Administration, Philadelphia District Office, named the Delaware County Chamber the Eastern Region Chamber of the Year in 2001. This is the second time the Chamber received this level of recognition.

The population of Delaware County is reported at over half a million residents and is the fourth most populated county in the Commonwealth of Pennsylvania. Much of the growth and development continues to be in the western part of the county and adjacent Chester County. Unemployment in Chester County is extremely low at 3.7% compared to the rest of the Commonwealth which is at 6.0%. The Bank continues to benefit from this growth as its Chester Heights office, situated in a prime location in Western Delaware County, has exceeded the Company's deposit and consumer loan projections year after year. Chester County's growth rate is expected to increase further in the next decade. The communities in Chester County that are experiencing growth are East Marlborough Township, New Garden Township and East Goshen which surround the Bank's Chester County office. As a result of the anticipated growth in fiscal 2004, the Bank expanded its Willowdale Branch office in Chester County to a full-service free-standing branch.

The Bank experiences strong competition for real estate loans principally from other savings associations, commercial banks and mortgage-banking companies. The Bank competes for loans principally through the interest rates and loan fees it charges, the efficiency and quality of the services it provides borrowers and the convenient locations of its branch office network. Recognizing that convenience, as it relates to branch locations, is still a primary motivator in attracting new deposits, the Bank just completed the construction of its eighth full-service free-standing branch on a corner property in Aston Township, Delaware County, a densely populated area in the heart of the Bank's marketplace. The building's design is part of our corporate branding strategy and now complements our Chester Heights and Willowdale branches.

The Bank faces strong competition both in attracting deposits and making real estate loans. Its most direct competition for deposits has historically come from other savings associations, credit unions and commercial banks located in its market area including many large regional financial institutions which have greater financial and marketing resources available to them. The ability of the Bank to attract and retain core deposits depends on its ability to provide a competitive rate of return, liquidity and risk comparable to that offered by competing investment opportunities. The Bank's management remains focused on attracting core deposits through its branch network, business development efforts and commercial business relationships. Core deposits represented 52.2% of the Bank's total deposit portfolio at September 30, 2004. According to Sheshunoff, the Branches of PA 2004, First Keystone Bank ranks seventh in deposits or 3.66% of deposit market share for Delaware County.

Forward-Looking Statements

In this Annual Report on Form 10-K, the Company has included certain forward-looking statements concerning the future operations of the Company. It is management's desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This statement is for the express purpose of availing the Company of the protections of such safe harbor with respect to all forward-looking statements contained in this Annual Report. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Such forward-looking statements may be identified by the use of words such as believe, expect, should, estimated, potential and similar expressions. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, business strategy, expected or anticipated revenue, results of operations and the business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. Factors that could affect results include interest rate trends, deposit flows, competition, the general economic climate in Delaware and Chester counties, the mid-Atlantic region and the United States as a whole, loan demand, real estate values, loan delinquency rates, levels of non-performing assets, changes in federal and state regulation, changes in accounting policies and practices and other uncertainties described in the Company's filings with the Securities and Exchange Commission, including the Form 10-K. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company assumes no obligation to update or revise forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

Lending Activities

Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan at the dates indicated (excluding loans held for sale).

	September 30,									
	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Real estate loans:										
Single-family	$163,907	50.87%	$166,042	55.51%	$173,736	57.32%	$160,289	59.81%	$160,143	65.54%
Multi-family and commercial	64,509	20.02	59,022	19.73	60,379	19.92	43,472	16.22	37,870	15.50
Construction and land	38,078	11.82	28,975	9.69	28,292	9.33	29,117	10.86	17,905	7.33
Home equity loans and lines of credit	43,621	13.54	33,459	11.19	27,595	9.10	25,847	9.65	22,597	9.25
Total real estate loans	310,115	96.25	287,498	96.12	290,002	95.67	258,725	96.54	238,515	97.62
Consumer:										
Deposit	133	.04	112	.04	144	.05	232	.09	251	.10
Education	--	--	--	--	--	--	--	--	285	.12
Unsecured personal loans	629	.20	547	.18	322	.11	133	.05	--	--
Other [(1)]	709	.21	779	.26	736	.24	760	.28	807	.33
Total consumer loans	1,471	.45	1,438	.48	1,202	.40	1,125	.42	1,343	.55
Commercial business loans	10,624	3.30	10,161	3.40	11,919	3.93	8,158	3.04	4,475	1.83
Total loans receivable [(2)]	322,210	100.00%	299,097	100.00%	303,123	100.00%	268,008	100.00%	244,333	100.00%
Less:										
Loans in process	15,807		10,655		11,384		17,016		10,330	
Deferred loan origination fees and discounts	116		35		605		1,147		1,298	
Allowance for loan losses	2,039		1,986		2,358		2,181		2,019	
Total loans receivable, net	$304,248		$286,421		$288,776		$247,664		$230,686	

(1) Consists primarily of credit card loans.
(2) Does not include $172,000, $4.5 million, $501,000, $225,000 and $3.1 million of loans held for sale at September 30, 2004, 2003, 2002, 2001 and 2000, respectively.

Contractual Principal Repayments. The following table sets forth the scheduled contractual maturities of the Bank's loans held to maturity at September 30, 2004. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of the Bank's loan portfolio held to maturity.

	Real Estate Loans					
	Single-family [1]	Multi-family and Commercial	Construction and Land	Total	Consumer and Commercial Business Loans	Total
	(Dollars in thousands)					
Amounts due in:						
One year or less	$ 10,053	$ 5,536	$38,078	$ 53,667	$11,330	$ 64,997
After one year through three years	21,829	12,662	--	34,491	338	34,829
After three years through five years	25,240	6,675	--	31,915	146	32,061
After five years through ten years	86,180	14,685	--	100,865	101	100,966
After ten years through fifteen years	37,546	12,941	--	50,487	24	50,511
Over fifteen years	26,679	12,011	--	38,690	156	38,846
Total [2]	$207,527	$64,510	$38,078	$310,115	$12,095	$322,210
Interest rate terms on amounts due after one year:						
Fixed				$160,503	$454	$160,957
Adjustable				95,945	311	96,256
Total [2]				$256,448	$765	$257,213

(1) Includes home equity loans and lines of credit.
(2) Does not include adjustments relating to loans in process, allowances for loan losses and deferred fee income and discounts.

Scheduled contractual amortization of loans does not reflect the expected term of the Bank's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sale clauses which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are lower than rates on existing mortgage loans, due to refinancings of adjustable-rate and fixed-rate loans at lower rates. Under the latter circumstances, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

Loan Origination, Purchase and Sale Activity. The following table shows the loan origination, purchase and sale activity of the Bank during the periods indicated.

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Gross loans at beginning of period[1]	$303,595	$303,624	$268,233
Loan originations for investment:			
Real estate:			
Residential	35,214	80,722	60,719
Commercial and multi-family	26,560	13,890	31,300
Construction	28,816	24,578	28,741
Home equity and lines of credit	29,133	29,920	21,710
Total real estate loans originated for investment	119,723	149,110	142,470
Consumer	2,695	2,927	2,825
Commercial business	13,734	17,548	21,555
Total loans originated for investment	136,152	169,585	166,850
Loans originated for resale	9,671	30,995	3,712
Total originations	145,823	200,580	170,562
Deduct:			
Principal loan repayments and prepayments	(117,069)	(171,489)	(131,374)
Transferred to real estate owned	(153)	(2,122)	(361)
Loans sold in secondary market	(9,814)	(26,998)	(3,436)
Subtotal	127,036	(200,609)	(135,171)
Net increase (decrease) in loans[1]	18,787	(29)	35,391
Gross loans at end of period[1]	$322,382	$303,595	$303,624

(1) Includes loans held for sale of $172,000, $4.5 million and $501,000 at September 30, 2004, 2003 and 2002, respectively.

The residential lending activities of the Bank are subject to written underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. Loan applications may be taken at all of the Bank's branch offices by the branch manager or other designated loan officers. Applications for single-family residential mortgage loans for portfolio retention are obtained predominately through loan originators who are employees of the Bank. The Bank's residential loan originators will take loan applications outside of the Bank's offices at the customer's convenience and are compensated on a commission basis. The Residential Lending Department supervises the process of obtaining credit reports, appraisals and other documentation involved with the adjustment of a loan. In most cases, the Bank requires that a property appraisal be obtained in connection with all new first mortgage loans. Generally, appraisals are not required on home equity loans below $250,000 because alternative means of valuation are used (i.e. tax assessments). Property appraisals generally are performed by an independent appraiser from a list approved by the Bank's Board of Directors. The Bank requires that title insurance (other than with respect to home equity loans) and hazard insurance be maintained on all security properties and that flood insurance be maintained if the property is within a designated flood plain.

Residential mortgage loan applications are primarily developed from referrals from real estate brokers and builders, existing customers and walk-in customers. Commercial and multi-family real estate loan applications are obtained primarily from previous borrowers, direct solicitations by Bank personnel, as well as referrals. Consumer loans originated by the Bank are obtained primarily through existing and walk-in customers who have been made aware of the Bank's programs by advertising and other means.

Applications for single-family residential mortgage loans which are originated for resale in the secondary market or loans designated for portfolio retention that conform to the requirements for resale into the secondary market and do not exceed Fannie Mae ("FNMA") or Freddie Mac ("FHLMC") limits are approved by at least one of the following: the Bank's Director of Lending, the Vice President of Residential Lending, the Senior Mortgage Loan underwriter or the Loan Committee (a committee comprised of four directors and the Director of Lending). Residential mortgage loans in excess of FNMA/FHLMC maximum amounts (currently $333,700 for single-family properties) but less than $1.0 million must be approved by the Loan Committee. All mortgage loans in excess of $1.0 million must be approved by the Bank's Board of Directors or the Executive Committee thereof. Commercial and multi-family residential real estate loans in excess of $250,000 and construction loans must be approved by the Loan Committee. All mortgage loans which do not require approval by the Board of Directors are submitted to the Board at its next meeting for review and ratification. Home equity loans and lines of credit up to $250,000 can be approved by the Director of Lending, the Vice President of Construction Loans, the Vice President of Residential Lending or the Senior Mortgage Loan Underwriter. Loans in excess of such amount must be approved by the Loan Committee.

Single-Family Residential Loans. Substantially all of the Bank's single-family residential mortgage loans consist of conventional loans. Conventional loans are loans that are neither insured by the Federal Housing Administration or partially guaranteed by the Department of Veterans Affairs. The vast majority of the Bank's single-family residential mortgage loans are secured by properties located in Pennsylvania, primarily in Delaware and Chester Counties, and are originated under terms and documentation which permit their sale to FHLMC or FNMA. The Bank, consistent with its asset/liability management strategies, sells some of its newly originated 30 year term fixed-rate residential mortgage loans and to a limited degree, existing longer term fixed-rate residential mortgage loans while retaining adjustable-rate mortgage loans and shorter term fixed-rate residential mortgage loans. See "- Mortgage-Banking Activities."

The single-family residential mortgage loans offered by the Bank currently consist of fixed-rate loans, including bi-weekly and balloon loans and adjustable-rate loans. Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan with interest by the end of the loan term. The Bank's fixed-rate loans are originated under terms, conditions and documentation which permit them to be sold to U.S. Government-sponsored agencies, such as FHLMC or FNMA, and other purchasers in the secondary mortgage market. The Bank also offers bi-weekly loans under the terms of which the borrower makes payments every two weeks. Although such loans have a 30 year amortization schedule, due to the bi-weekly payment schedule, such loans repay substantially more rapidly than a standard monthly amortizing 30-year fixed-rate loan. The Bank also offers five and seven year balloon loans which provide that the borrower can conditionally renew the loan at the fifth or seventh year at a then to-be-determined interest rate for the remaining 25 or 23 years, respectively, of the amortization period. At September 30, 2004, $144.7 million, or 88.3% of the Bank's single-family residential mortgage loans held in portfolio were fixed-rate loans, including $11.2 million of bi-weekly, fixed-rate residential mortgage loans.

The adjustable-rate loans currently offered by the Bank have interest rates which adjust every one, three or five years in accordance with a designated index, such as U.S. Treasury obligations, adjusted to a constant maturity ("CMT"), plus a stipulated margin. The Bank's adjustable-rate single-family residential real estate loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 6% on any such increase or decrease over the life of the loan. In order to increase the originations of adjustable-rate loans, the Bank has been originating loans which bear a fixed interest rate for a period of three to five years after which they convert to one-year adjustable-rate loans. The Bank's adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate of an adjustable-rate loan be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, creating negative amortization. Although the Bank does offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year CMT are underwritten using methods approved by FHLMC or FNMA which require borrowers to be qualified at 2% above the discounted loan rate under certain conditions. At September 30, 2004, $19.2 million, or 11.7%, of the Bank's single-family residential mortgage loans held for portfolio were adjustable-rate loans.

Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks. In the event interest rates increase, the loan payment by the borrower also increases to the extent permitted by the terms of the loan, thereby increasing the potential for default. In addition, adjustable-rate loans tend to prepay and convert to fixed rates when the overall interest rate environment is low. Moreover, as with fixed-rate loans, as interest rates increase, the marketability of the underlying collateral property may be adversely affected by higher interest rates. The Bank believes that these risks, which have not had a material adverse effect on the Bank to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment.

For conventional residential mortgage loans held in portfolio and also for those loans originated for sale in the secondary market, the Bank's maximum loan-to-value ("LTV") ratio is 97%, and is based on the lesser of sales price or appraised value. On loans with a LTV ratio of over 80%, private mortgage insurance may be required to be obtained or the Bank may lend the excess as a home equity loan.

Commercial and Multi-Family Residential Real Estate Loans. In fiscal 2004, the Bank has moderately increased its investment in commercial and multi-family residential loans. Such loans are being made primarily to small- and medium-sized businesses located in the Bank's primary market area, a segment of the market that the Bank believes has continued to be under served in recent years. Loans secured by commercial and multi-family residential real estate amounted to $64.5 million, or 20.0%, of the Bank's total loan portfolio, at September 30, 2004. The Bank's commercial and multi-family residential real estate loans are secured primarily by professional office buildings, small retail establishments, warehouses and apartment buildings (with 36 units or less) located in the Bank's primary market area.

The Bank's adjustable-rate multi-family residential and commercial real estate loans generally are either three or five-year adjustable-rate loans indexed to the CMT plus a margin. In addition, depending on collateral value and strength of the borrower, fixed-rate balloon loans and longer term fixed-rate loans may be originated. Generally, fees of up to 1% of the principal loan balance are charged to the borrower upon closing. Although terms for multi-family residential and commercial real estate loans may vary, the Bank's underwriting standards generally provide for terms of up to 20 years with amortization of the principal over the term of the loan and LTV ratios of not more than 75%. Generally, the Bank obtains personal guarantees of the principals of the borrower as additional security for any commercial real estate and multi-family residential loans and requires that the borrower have at least a 25% equity investment in any such property.

The Bank evaluates various aspects of commercial and multi-family residential real estate loan transactions in an effort to mitigate risk to the extent possible. In underwriting these loans, consideration is given to the stability of the property's cash flow history, future operating projections, current and projected occupancy, position in the market, location and physical condition. In recent periods, the Bank has generally imposed a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of not less than 110%. The underwriting analysis also includes credit checks and a review of the financial condition of the borrower and guarantor, if applicable. An appraisal report is prepared by a state-licensed and certified appraiser (generally an appraiser who is qualified as a Member of the Appraisal Institute ("MAI")) commissioned by the Bank to substantiate property values for every commercial real estate and multi-family loan transaction. All appraisal reports are reviewed by the commercial loan underwriter prior to the closing of the loan.

Multi-family residential and commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans often involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. These risks also can be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. The Bank attempts to minimize its risk exposure by limiting such lending to proven developers/owners, only considering properties with existing operating performance which can be analyzed, requiring conservative debt coverage ratios, and periodically monitoring the operation and physical condition of the collateral See "-Non-performing Assets" for further discussion of the Bank's non-performing loans.

Construction Loans. Substantially all of the Bank's construction loans consist of loans for acquisition and development of properties to construct single-family properties extended either to individuals or to selected developers with whom the Bank is familiar to build such properties on a pre-sold or limited speculative basis.

To a lesser extent, the Bank provides financing for construction to permanent commercial real estate properties. Commercial construction loans have a maximum term of 24 months during the construction period with interest based upon the prime rate published in the Wall Street Journal ("Prime Rate") plus a margin and have LTV ratios of 80% or less of the appraised value upon completion. The loans convert to permanent commercial real estate loans upon completion of construction. With respect to construction loans to individuals, such loans have a maximum term of 12 months, have variable rates of interest based upon the Prime Rate plus a margin and have LTV ratios of 80% or less of the appraised value of the property upon completion and generally do not require the amortization of principal during the term. Upon completion of construction, the borrower is required to refinance the loan although the Bank may be the lender of the permanent loan secured by the property.

The Bank also provides construction loans (including acquisition and development loans) and revolving lines of credit to developers. The majority of construction loans consist of loans to selected local developers with whom the Bank is familiar and who build single-family dwellings on a pre-sold or, to a significantly lesser extent, on a speculative basis. The Bank generally limits to two the number of unsold units that a developer may have under construction in a project. Such loans generally have terms of 36 months or less, have generally a maximum LTV ratio of 75% of the appraised value of the property upon completion and do not require the amortization of the principal during the term. The loans are made with variable rates of interest based on the Prime Rate plus a margin adjusted on a monthly basis. The Bank also receives origination fees that generally range from 0.5% to 3.0% of the amount of the loan commitment. The borrower is required to fund a portion of the project's costs, the exact amount being determined on a case-by-case basis but usually not less than 25%. Loan proceeds are disbursed by percentage of completion of the cost of the project after inspections indicate that such disbursements are for costs already incurred and which have added to the value of the project. Only interest payments are due during the construction phase and the Bank may provide the borrower with an interest reserve from which it can pay the stated interest due thereon.

At September 30, 2004, residential construction loans totaled $15.4 million, or 4.8%, of the total loan portfolio, primarily consisting of construction loans to developers. At September 30, 2004, commercial construction loans totaled $3.4 million, or 1.1%, of the total loan portfolio.

The Bank also originates ground or land loans to individuals to purchase a property on which they intend to build their primary residences, as well as to developers to purchase lots to build speculative homes at a later date. Such loans have terms of 36 months or less with a maximum LTV ratio of 75% of the lower of appraised value or sale price. The loans are made with variable rates based on the Prime Rate plus a margin. The Bank also receives origination fees, which generally range between 1.0% and 3.0% of the loan amount. At September 30, 2004, land loans (including loans to acquire and develop land) totaled $19.3 million, or 6.0%, of the total loan portfolio.

Loans to developers include both secured and unsecured lines of credit (which are classified as commercial business loans) with outstanding commitments totaling $2.4 million. All have personal guaranties of the principals and are cross-collateralized with existing loans. At September 30, 2004, loans outstanding under builder lines of credit totaled $1.7 million, or .54%, of the total loan portfolio, of which $700,000 were unsecured and given only to the Bank's most creditworthy long standing customers.

Prior to making a commitment to fund a construction loan, the Bank requires an appraisal of the property by an appraiser approved by the Board of Directors. In addition, during the term of the construction loan, the project is inspected by an independent inspector.

Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Loans on lots may run the risk of adverse zoning changes as well as environmental or other restrictions on future use.

Home Equity Loans and Lines of Credit. Home equity loans and home equity lines of credit are secured by the underlying equity in the borrower's primary residence or, occasionally, other types of real estate. Home equity loans are amortizing loans with fixed interest rates and generally maximum terms of 15 years while equity lines of credit have adjustable interest rates indexed to the Prime Rate. Generally home equity loans or home equity lines of credit do not exceed $100,000. The Bank's home equity loans and lines of credit generally require combined LTV ratios of 80% or less. Loans with higher LTV ratios are available but with higher interest rates and stricter credit standards. At September 30, 2004, home equity loans and lines of credit amounted to $43.6 million, or 13.5%, of the Bank's total loan portfolio.

Consumer Lending Activities. The Bank also offers a variety of consumer loans in order to provide a full range of retail financial services to its customers. At September 30, 2004, $1.5 million, or .5 %, of the Bank's total loan portfolio was comprised of consumer loans. The Bank originates substantially all of such loans in its market area. At September 30, 2004, the Bank's consumer loan portfolio was comprised of credit card, deposit, unsecured personal loans and other consumer loans. The Bank's credit card program is primarily offered to only the Bank's most creditworthy customers. At September 30, 2004, these loans totaled $629,000, or .2%, of the total loan portfolio. Another component of the consumer loan portfolio is unsecured loans amounting to $543,000, or .2%, of the Bank's loan portfolio at September 30, 2004.

Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

Commercial Business Loans. The Bank has also emphasized in recent periods the growth of its commercial business loan portfolio by granting such loans directly to business enterprises that are located in its market area. The majority of such loans are for less than $1.0 million. The Bank actively targets and markets this product to small-and medium-sized businesses. Applications for commercial business loans are obtained from existing commercial customers, branch and customer referrals, direct inquiry and those that are obtained by our commercial lending officers. As of September 30, 2004, commercial business loans amounted to $10.6 million, or 3.3%, of the Bank's total loan portfolio.

The commercial business loans consist of a limited number of commercial lines of credit secured by real estate, securities, some working capital financings secured by accounts receivable and inventory and, to a limited extent, unsecured lines of credit. Commercial business loans originated by the Bank ordinarily have terms of five years or less and fixed rates or adjustable rates tied to the Prime Rate plus a margin.

Although commercial business loans generally are considered to involve greater credit risk than other certain types of loans, management intends to continue to offer commercial business loans to small- and medium-sized businesses in an effort to better serve our community's needs, obtain core non-interest-bearing deposits and increase the Bank's interest rate spread and interest rate sensitivity.

Mortgage-Banking Activities. Due to customer preference for fixed-rate loans, the Bank has continued to originate fixed-rate loans. Long-term (generally 30 years) fixed-rate loans not taken into portfolio for asset/liability purposes are sold into the secondary market. The Bank's net gain on sales of mortgage loans amounted to $54,000, $410,000, and $84,000 during the fiscal years ended September 30, 2004, 2003 and 2002, respectively. Profits from sales of loans held for sale significantly decreased in fiscal 2004 due to the slowdown in the refinancing market in 30-year loans resulting from increases in long-term interest rates. The Bank had $172,000 and $4.5 million of mortgage loans held for sale at September 30, 2004 and 2003, respectively. During fiscal 2004, management determined, based on its asset liability position, to retain a substantial portion of the loans designated held for sale at September 30, 2003 in its loan portfolio.

The Bank's conforming mortgage loans sold to others are sold, generally with servicing retained, on a loan-by-loan basis primarily to FHLMC or FNMA. A period of less than five days generally elapses between the closing of the loan by the Bank and its purchase by the investor. Mortgages with established interest rates generally will decrease in value during periods of increasing interest rates. Accordingly, fluctuations in prevailing interest rates may result in a gain or loss to the Bank as a result of adjustments to the carrying value of loans held for sale or upon sale of loans. The Bank attempts to protect itself from these market fluctuations through the use of forward commitments entered into at the same time of the commitment by the Bank of a loan rate to the borrower. These commitments are mandatory delivery contracts with FHLMC or FNMA within a certain time frame and within certain dollar amounts by a price determined at the commitment date. Market risk does exist as non-refundable points paid by the borrower may not be sufficient to offset fees associated with closing the forward commitment contract. See Note 13 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

Loan Origination Fees and Servicing. Borrowers may be charged an origination fee, which is a percentage of the principal balance of the loan. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," the various fees received by the Bank in connection with the origination of loans are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. However, when such loans are sold, the remaining unamortized fees (which is all or substantially all of such fees due to the relatively short period during which such loans are held) are recognized as income on the sale of loans held for sale.

The Bank, for conforming loan products, generally retains the servicing on all loans sold to others. In addition, the Bank services substantially all of the loans that it retains in its portfolio. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making advances to cover delinquent payments, making inspections as required of mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. Funds that have been escrowed by borrowers for the payment of mortgage-related expenses, such as property taxes and hazard and mortgage insurance premiums, are maintained in noninterest-bearing accounts at the Bank.

The following table presents information regarding the loans serviced by the Bank for others at the dates indicated. Substantially all the loans were secured by properties in Pennsylvania. A small percentage of the loans are secured by properties located in Delaware, Maryland or New Jersey.

	September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Loans originated by the Bank and serviced for:			
FNMA	$ 673	$ 822	$ 1,054
FHLMC	49,849	50,373	50,405
Others	340	352	367
Total loans serviced for others	$50,862	$51,547	$51,826

The Bank receives fees for servicing mortgage loans, which generally amount to 0.25% per annum on the declining principal balance of mortgage loans. Such fees serve to compensate the Bank for the costs of performing the servicing function. Other sources of loan servicing revenues include late charges. The Bank retains a portion of funds received from borrowers on the loans it services for others in payment of its servicing fees received on loans serviced for others. For fiscal years ended September 30, 2004, 2003 and 2002, the Bank earned gross fees of $132,000, $140,000 and $160,000, respectively, from loan servicing.

Loans-to-One Borrower Limitations. Regulations impose limitations on the aggregate amount of loans that a savings institution could make to any one borrower, including related entities. Under such regulations, the permissible amount of loans-to-one borrower follows the national bank standard for all loans made by savings institutions, which generally does not permit loans-to-one borrower to exceed 15% of unimpaired capital and surplus. Loans in an amount equal to an additional 10% of unimpaired capital and surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. At September 30, 2004, the Bank's five largest loans or groups of loans-to-one borrower, including related entities, ranged from an aggregate of $5.3 million to $6.9 million. The Bank's loans-to-one borrower limit was $7.1 million at such date.

Asset Quality

General. As a part of the Bank's efforts to improve its asset quality, it has developed and implemented an asset classification system. All of the Bank's assets are subject to review under the classification system, but particular emphasis is placed on the review of multi-family residential and commercial real estate loans, construction loans and commercial business loans. All assets of the Bank are periodically reviewed and the classification recommendations submitted to the Asset Quality Review Committee. The Asset Quality Review Committee is composed of the President and Chief Executive Officer, the Chief Operating Officer, the Vice President of Loan Administration, the Internal Auditor and the Vice President of Construction Lending and meets at least monthly. All assets are placed into one of the four following categories: pass, substandard, doubtful and loss. The criteria used to review and establish each asset's classification are substantially identical to the asset classification system used by the Office of Thrift Supervision (the "OTS") in connection with the examination process. As of September 30, 2004, the Bank did not have any assets which it had classified as doubtful or loss. See "- Non-Performing Assets" and "- Other Classified Assets" for a discussion of certain of the Bank's assets which have been classified as substandard and regulatory classification standards generally.

When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and requesting payment. Contact is generally made after the expiration of the grace period (usually fifteen days) in the form of telephone calls and/or correspondence. In most cases, deficiencies are cured promptly. If the delinquency increases, the Bank will initiate foreclosure actions or legal collection actions if a borrower fails to enter into satisfactory repayment arrangements. Such actions generally commence at sixty to ninety days of delinquency.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, the Bank does not accrue interest on loans past due 90 days or more. See Note 2 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

Real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold. Real estate owned is initially recorded at the lower of fair value less estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value.

Under accounting principles generally accepted in the United States of America ("GAAP"), the Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings" under SFAS No. 15. In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Bank, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that the Bank would not otherwise consider under current market conditions. Debt restructuring or loan modifications for a borrower do not necessarily always constitute troubled debt restructuring, however, and troubled debt restructuring does not necessarily result in non-accrual loans.

Delinquent Loans. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Bank's loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts which are past due.

	At September 30, 2004		At September 30, 2003	
	30 to 59 days	60 to 89 days	30 to 59 days	60 to 89 days
Real estate loans:				
Single-family residential	$ --	$ 277	$ 84	$127
Multi-family and commercial	--	3,357[(1)]	531	--
Home equity	--	116	64	167
Consumer loans	5	7	12	1
Commercial business loans	--	100	60	--
Total	$ 5	$3,857	$751	$295

---

(1) Consists of one commercial real estate loan. (See "Other Classified Assets")

Non-performing Assets. The following table sets forth the amounts and categories of the Bank's non-performing assets at the dates indicated.

	September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Non-performing loans:					
Single-family residential	$ 623	$ 688	$1,237	$1,924	$2,109
Commercial and multi-family[1]	--	381	2,386	33	--
Construction[2]	770	--	--	--	--
Home equity and lines of credit	243	--	--	--	--
Consumer	6	16	19	314	48
Commercial business	--	268	138	--	3
Total non-accrual loans	1,642	1,353	3,780	2,271	2,160
Accruing loans more than 90 days delinquent	391[3]	203[3]	1,358[3]	31	355
Total non-performing loans	2,033	1,556	5,138	2,302	2,515
Real estate owned	1,229	1,420	248	887	947
Total non-performing assets	$3,262	$2,976	$5,386	$3,189	$3,462
Total non-performing loans as a percentage of gross loans receivable [4]	0.66%	0.53%	1.76%	0.92%	1.07%
Total non-performing assets as a percentage of total assets	0.57%	0.53%	1.04%	0.65%	0.75%

(1) Consists of one loan at September 30, 2003, three loans at September 30, 2002 (all of which became real estate owned during fiscal 2003, and one loan at September 30, 2001.

(2) Consists of one single-family residential construction loan at September 30, 2004.

(3) Consists of six loans at September 30, 2004, two loans at September 30, 2003 and one commercial real estate loan of $1.3 million at September 30, 2002 which returned to current status subsequent to September 30, 2002.

(4) Includes loans receivable and loans held for sale, less construction and land loans in process and deferred loan origination fees and discounts.

The $623,000 of non-performing single-family residential loans at September 30, 2004 consisted of 11 loans with principal balances ranging from $385 to $163,000, with an average balance of approximately $56,600. Included within the 11 loans, are two loans aggregating $225,000 to credit impaired borrowers.

At September 30, 2004, the $770,000 of non-performing construction loans consisted of a single construction loan for a single-family dwelling located in New Castle County, Delaware. The borrower is refinancing the loan with another financial institution.

The $243,000 of non-performing home equity and lines of credit at September 30, 2004 consisted of seven loans, with an average balance of approximately $34,700.

Loans 90 days or more past maturity which continued to make payments on a basis consistent with the original repayment schedule amounted to $391,000 at September 30, 2004. The Company is working with the borrowers to refinance or extend the term of such loans.

At September 30, 2004, the $1.2 million of real estate owned (including in-substance foreclosure) consisted of two single-family residential properties, with an average carrying value of $102,000 with the largest having a carrying value of $73,000 and a $1.1 million commercial real estate property. The commercial real estate property is an 18-hole golf course and golf house, located in Avondale, Pennsylvania. The golf facility is fully operational and continues to generate revenues. During fiscal 2004, the Bank incurred expenses in the amount of $147,000 relating to the workout of these loans. The property is under agreement of sale and the buyer is operating and incurring the expense of operating the facility.

Other Classified Assets. Federal banking regulations require that each insured savings association classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are four classifications for problem assets: "substandard," "doubtful", "loss" and "special mention." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.

At September 30, 2004, the Bank had $3.8 million of assets classified as substandard, and no assets classified as doubtful, loss or special mention. A substantial majority of all classified assets consist of non-performing assets.

Included in delinquent loans at September 30, 2004 is a $3.4 million commercial real estate loan to one borrower secured by a commercial real estate property is a restaurant in Chesapeake City, Maryland. Subsequent to fiscal year-end, the loan as well as a related business line of credit extended to the borrower was classified as special mention due to the borrower's poor payment history.

Allowance for Loan Losses. The Bank's policy is to establish reserves for estimated losses on delinquent loans when it determines that losses are probable. The allowance for losses on loans is maintained at a level believed by management to cover all known and inherent losses in its loan portfolio. Management's analysis of the adequacy of the allowance is based on an evaluation of the loan portfolio, past loss experience, current economic conditions, volume, growth and composition of the portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. However, in fiscal 2004, the level of provisions decreased due to the Bank's evaluation of its estimate of losses and charge-offs in the loan portfolio. As shown in the table below, at September 30, 2004, the Bank's allowance for loan losses amounted to 100.30% and 0.67% of the Bank's non-performing loans and gross loans receivable, respectively. At September 30, 2004, the Bank did not have any impaired loans, therefore, no related allowance for loan losses was established.

Management of the Bank presently believes that its allowance for loan losses is adequate to cover any probable losses in the Bank's loan portfolio. However, future adjustments to this allowance may be necessary, and the Bank's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard.

The following table provides information regarding the changes in the allowance for loan losses and other selected statistics for the periods presented.

	Year Ending September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Allowance for loan losses, beginning of period	$1,986	$2,358	$2,181	$2,019	$1,928
Charged-off loans:					
Single-family residential	--	(50)	(317)	(492)	(182)
Multi-family and commercial	(62)	(941)	--	--	--
Construction	--	--	--	--	(117)
Consumer and commercial business	(259)	(111)	(56)	(40)	(64)
Total charged-off loans	(321)	(1,102)	(373)	(532)	(363)
Recoveries on loans previously charged off:					
Single-family residential	35	4	1	11	--
Commercial leases [1]	--	--	--	134	33
Multi-family and commercial	32	--	--	--	--
Consumer and commercial business	7	11	9	9	1
Total recoveries	74	15	10	154	34
Net loans charged-off	(247)	(1,087)	(363)	(378)	(329)
Provision for loan losses	300	715	540	540	420
Allowance for loan losses, end of period	$2,039	$1,986	$2,358	$2,181	$2,019
Net loans charged-off to average loans outstanding[2]	0.08%	0.37%	0.13%	0.16%	0.14%
Allowance for loan losses to gross loans receivable[2]	0.67%	0.68%	0.81%	0.87%	0.86%
Allowance for loan losses to total non-performing loans	100.30%	127.63%	45.89%	94.74%	80.28%
Net loans charged-off to allowance for loan losses	12.11%	54.73%	15.39%	17.33%	16.30%
Recoveries to charge-offs	23.05%	1.36%	2.68%	28.95%	9.37%

(1) Relate to commercial leases purchased in prior years.

(2) Gross loans receivable and average loans outstanding include loans receivable as well as loans held for sale, less construction and land loans in process and deferred loan origination fees and discounts.

The following table presents the Bank's allocation of the allowance for loan losses to the total amount of loans in each category listed at the dates indicated.

	September 30,									
	2004		2003		2002		2001		2000	
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)									
Single-family residential	$ 700	50.87%	$ 733	55.51%	$ 815	57.32%	$ 615	59.81%	$1,098	65.54%
Commercial and multi-family residential	446	20.02	317	19.73	767	19.92	566	16.22	198	15.50
Construction	467	11.82	329	9.69	304	9.33	249	10.86	171	7.33
Home equity	57	13.54	34	11.19	40	9.10	59	9.65	41	9.25
Consumer	11	.46	10	.48	10	.40	11	.42	8	.55
Commercial business	70	3.29	132	3.40	86	3.93	87	3.04	60	1.83
Unallocated	288	--	431	--	336	--	594	--	443	--
Total allowance for loan losses	$2,039	100.00%	$1,986	100.00%	$2,358	100.00%	$2,181	100.00%	$2,019	100.00%

Mortgage-Related and Investment Securities

Mortgage-Related Securities. Federally chartered savings institutions have authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings associations, certain bankers' acceptances and federal funds. Subject to various restrictions, federally chartered savings institutions also may invest a portion of their assets in commercial paper, corporate debt securities and mutual funds, the assets of which conform to the investments that federally chartered savings institutions are otherwise authorized to make directly.

The Bank maintains a significant portfolio of mortgage-related securities (including mortgage-backed securities and collateralized mortgage obligations ("CMOs") as a means of investing in housing-related mortgage instruments without the costs associated with originating mortgage loans for portfolio retention and with limited credit risk of default which arises in holding a portfolio of loans to maturity. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family residential mortgages. The principal and interest payments on mortgage-backed securities are passed from the mortgage originators, as servicer, through intermediaries (generally U.S. Government agencies and government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government-sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include FHLMC, FNMA and the Government National Mortgage Association ("GNMA"). The Bank also invests in certain privately issued, credit enhanced mortgage-related securities rated AAA by national securities rating agencies.

FHLMC is a public corporation chartered by the U.S. Government. FHLMC issues participation certificates backed principally by conventional mortgage loans. FHLMC guarantees the timely payment of interest and the ultimate return of principal on participation certificates. FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because FHLMC and FNMA are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. GNMA securities are backed by Federal Housing Administration ("FHA") insured and the Department of Veterans Affairs ("VA") guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because FHLMC, FNMA and GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs which is currently $333,700 (for single family dwellings).

Mortgage-related securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate loans. As a result, the risk characteristics of the underlying pool of mortgages (i.e., fixed-rate or adjustable rate) as well as prepayment risk, are passed on to the certificate holder. Thus, the life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

The Bank's mortgage-related securities include regular interests in CMOs. CMOs were developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgagor and are typically issued by governmental agencies, governmental sponsored enterprises and special purpose entities, such as trusts, corporations or partnerships, established by financial institutions or other similar institutions. A CMO can be (but is not required to be) collateralized by loans or securities which are insured or guaranteed by FNMA, FHLMC or the GNMA. In contrast to pass-through mortgage-related securities, in which cash flow is received pro rata by all security holders, the cash flow from the mortgages underlying a CMO is segmented and paid in accordance with a predetermined priority to investors holding various CMO classes. By allocating the principal and interest cash flows from the underlying collateral among the separate CMO classes, different classes of bonds are created, each with its own stated maturity, estimated average life, coupon rate and prepayment characteristics.

The short-term classes of a CMO usually carry a lower coupon rate than the longer term classes and, therefore, the interest differential cash flow on a residual interest is greatest in the early years of the CMO. As the early coupon classes are extinguished, the residual income declines. Thus, the longer the lower coupon classes remain outstanding, the greater the cash flow accruing to CMO residuals. As interest rates decline, prepayments accelerate, the interest differential narrows, and the cash flow from the CMO declines. Conversely, as interest rates increase, prepayments decrease, generating a larger cash flow to residuals.

A senior-subordinated structure often is used with CMOs to provide credit enhancement for securities which are backed by collateral which is not guaranteed by FNMA, FHLMC or the GNMA. These structures divide mortgage pools into various risk classes: a senior class and one or more subordinated classes. The subordinated classes provide protection to the senior class. When cash flow is impaired, debt service goes first to the holders of senior classes. In addition, incoming cash flows also may go into a reserve fund to meet any future shortfalls of cash flow to holders of senior classes. The holders of subordinated classes may not receive any funds until the holders of senior classes have been paid and, when appropriate, until a specified level of funds has been contributed to the reserve fund.

Mortgage-related securities generally bear yields which are less than those of the loans which underlie such securities because of their payment guarantees or credit enhancements which reduce credit risk to nominal levels. However, mortgage-related securities are more liquid than individual mortgage loans and may be used to collateralize certain obligations of the Bank. At September 30, 2004, $17.1 million of the Bank's mortgage-related securities were pledged to secure various obligations of the Bank, treasury tax and loan processing and as collateral for certain municipal deposits.

The Bank's mortgage-related securities are classified as either "held to maturity" or "available for sale" based upon the Bank's intent and ability to hold such securities to maturity at the time of purchase, in accordance with GAAP. As of September 30, 2004, the Bank had an aggregate of $135.0 million, or 23.6%, of total assets invested in mortgage-related securities, net, of which $37.4 million was held to maturity and $97.6 million was available for sale. The Company's investment strategy is to maintain the portfolio to complement the asset-liability structure of the Company. To protect the effect of price volatility to the Company's financial statements, the Company's strategy during fiscal 2004 was to increase the held to maturity portfolio. The mortgage-related securities of the Bank which are held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts using a level yield method, while mortgage-related securities available for sale are carried at the current fair value. See Notes 2 and 4 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth the composition of the Bank's available for sale (at fair value) and held to maturity (at amortized cost) mortgage-related securities portfolios at the dates indicated.

	September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Available for sale:			
Mortgage-backed securities:			
FHLMC	$ 5,811	$ 6,950	$ 5,261
FNMA	42,861	46,030	13,463
GNMA	1,270	13,639	33,621
Total mortgage-backed securities	49,942	66,619	52,345
Collateralized mortgage obligations:			
FHLMC	15,649	20,239	9,509
FNMA	6,543	5,381	3,751
GNMA	--	--	--
Other	25,486[1]	32,417[2]	20,069[3]
Total collateralized mortgage obligations	47,678	58,037	33,329
Total mortgage-related securities	$97,620	$124,656	$85,674
Held to maturity:			
Mortgage-backed securities:			
FHLMC	$16,226	$ 478	$1,433
FNMA	20,613	2,123	3,574
Total mortgage-backed securities	36,839	2,601	5,007
Collateralized mortgage obligations:			
FNMA	524	886	3,848
Total collateralized mortgage obligations	524	886	3,848
Total mortgage-related securities, amortized cost	$37,363	$3,487	$8,855
Total fair value[4]	$37,312	$3,560	$9,090

(1) Includes "AAA" rated securities of Countrywide Home Loans, Washington Mutual, AMAC, First Horizon and Mastr Asset with book values of $5.2 million, $4.7 million, $2.0 million, $ 4.9 million and $4.0 million, respectively, and fair values of $5.2 million, $4.7 million, $1.9 million, $4.9 million and $4.1 million, respectively.

(2) Includes "AAA" rated securities of Countrywide Home Loans, Washington Mutual, AMAC and First Horizon with book values of $6.5 million, $6.8 million, $4.7 million and $ 3.6 million, respectively, and fair values of $6.4 million, $6.7 million, $4.8 million and $3.5 million, respectively.

(3) Includes "AAA" rated securities of Northwest Asset Securities Corporation, Credit Suisse First Boston, Washington Mutual and Countrywide Home Loans with book values of $2.9 million, $4.1 million, $5.1 million and $2.7 million, respectively, and fair values of $3.0 million, $4.1 million, $5.1 million and $2.8 million, respectively.

(4) See Note 4 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth the purchases, sales and principal repayments of the Bank's mortgage-related securities for the periods indicated.

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Mortgage-related securities, beginning of period[1][2]	$128,143	$94,529	$129,062
Purchases:			
Mortgage-backed securities - available for sale	11,106	50,199	9,280
Mortgage-related securities – held to maturity	37,856	--	--
CMOs - available for sale	11,222	81,942	18,231
Sales:			
Mortgage-backed securities - available for sale	(7,073)	(4,493)	--
CMOs - available for sale	--	(3,064)	--
Repayments and prepayments:			
Mortgage-backed securities	(23,006)	(32,563)	(26,820)
CMOs	(21,262)	(55,941)	(34,554)
Decrease in net premium	(787)	(1,128)	(315)
Change in net unrealized (loss) gain on mortgage-related securities available for sale	(1,216)	(1,338)	(355)
Net increase (decrease) in mortgage-related securities	6,840	33,614	(34,533)
Mortgage-related securities, end of period[1][2]	$134,983	$128,143	$ 94,529

(1) Includes both mortgage-related securities available for sale and held to maturity.
(2) Calculated at amortized cost for securities held to maturity and at fair value for securities available for sale.

At September 30, 2004, the estimated weighted average maturity of the Bank's fixed-rate mortgage-related securities was approximately 2.5 years. The actual maturity of a mortgage-backed security is less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. In accordance with GAAP, premiums and discounts are amortized over the estimated lives of the securities, which decrease and increase interest income, respectively. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, and these assumptions are reviewed periodically to reflect actual prepayments. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of declining mortgage interest rates, such as the Bank experienced during fiscal 2004, 2003 and 2002, if the coupon rates of the underlying mortgages exceed the prevailing market interest rates offered for mortgage loans, refinancings generally increase and accelerate the prepayment rate of the underlying mortgages and the related securities. Conversely, during periods of increasing mortgage interest rates, if the coupon rates of the underlying mortgages are less than the prevailing market interest rates offered for mortgage loans, refinancings generally decrease and decrease the prepayment rate of the underlying mortgages and the related securities. As a result of the declining interest rate environment, the Bank experienced high levels of repayments and accelerated prepayments, and consequently, the Bank reinvested the proceeds of such repayments and prepayments at lower yields. During the latter part of fiscal 2004, the Company experienced lower prepayment speeds and refinancing activity as interest rates offered for mortgage loans in the marketplace increased starting at the end of the second quarter.

Investment Securities. The following table sets forth information regarding the carrying and fair value of the Company's investment securities, both held to maturity and available for sale, at the dates indicated.

	At September 30,					
	2004		2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)					
FHLB stock	$ 9,827	$ 9,827	$ 8,294	$ 8,294	$ 6,571	$ 6,571
U.S. Government and agency obligations						
1 to 5 years	14,694	14,495	13,020	13,004	11,986	12,114
5 to 10 years	--	--	4,880	4,988	1,861	2,071
Municipal obligations	15,223	15,691	17,373	17,895	19,012	19,800
Corporate bonds	15,336	16,134	20,621	21,693	14,299	14,720
Mutual funds	14,009	13,804	14,009	13,952	14,009	14,045
Asset-backed securities	1,189	1,197	1,911	1,922	2,837	2,853
Preferred stocks	3,900	3,900	5,474	4,984	10,682	10,751
Other equity investments	1,755	3,764	3,126	5,712	3,476	4,269
Total	$75,933	$78,812	$88,708	$92,444	$84,733	$87,194

At September 30, 2004, the Company had an aggregate of $78.8 million, or 13.8%, of its total assets invested in investment securities, of which $9.8 million consisted of FHLB stock, $63.6 million was investment securities available for sale and $5.4 million investment securities held to maturity. Included in U.S. Government and agency obligations are callable bonds with a remaining term of approximately four years. The Bank's investment securities (excluding mutual funds, equity securities and FHLB stock) had a weighted average maturity to the call date of 5.46 years and a weighted average yield of 5.97% (adjusted to a fully taxable equivalent yield).

Sources of Funds

General. The Bank's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Bank's branch offices. The Bank also derives funds from contractual payments and prepayments of outstanding loans and mortgage-related securities, from sales of loans, from maturing investment securities and from advances from the FHLB of Pittsburgh and other borrowings. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions. The Bank uses borrowings to supplement its deposits as a source of funds.

Deposits. The Bank's current deposit products include passbook accounts, NOW accounts, MMDAs, certificates of deposit ranging in terms from 30 days to five years and non-interest-bearing personal and business checking accounts. The Bank's deposit products also include Individual Retirement Account ("IRA") certificates and Keogh accounts.

The Bank's deposits are obtained primarily from residents in Delaware and Chester Counties in southeastern Pennsylvania. The Bank attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates, and convenient branch office locations and service hours. The Bank utilizes traditional marketing methods to attract new customers and savings deposits, including print media, radio advertising and direct mailings. However, the Bank does not solicit funds through deposit brokers nor does it pay any brokerage fees if it accepts such deposits.

The Bank has been competitive in the types of accounts and interest rates it has offered on its deposit products but does not necessarily seek to match the highest rates paid by competing institutions. As a result of not offering the highest rate for certificates of deposit, the Bank experienced a decline in overall deposits in fiscal 2004. Even with the decline in the deposits, 52.2% of the deposits with the Bank consisted of core deposits at September 30, 2004. As a result of the significant decline in interest rates paid on deposit products in fiscal 2003 and 2002, due to generally declining returns on competing investment opportunities as well as the effects of the decline of the equities markets, the Bank did not experience disintermediation of deposits into competing investment products in fiscal 2003 and 2002.

The following table shows the distribution of, and certain information relating to, the Bank's deposits by type of deposit as of the dates indicated.

	September 30,					
	2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Passbook	$51,371	14.90%	$ 47,089	12.99%	$ 41,659	12.60%
MMDA	51,682	14.98	55,889	15.41	48,721	14.73
NOW	55,864	16.20	60,221	16.61	48,803	14.75
Certificates of deposit	164,917	47.82	178,489	49.22	176,242	53.28
Non-interest-bearing	21,046	6.10	20,917	5.77	15,340	4.64
Total deposits	$344,880	100.00%	$362,605	100.00%	$330,765	100.00%

The following table sets forth the net savings flows of the Bank during the periods indicated.

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in thousands)		
(Decrease) increase before interest credited	$(22,744)	$25,633	$10,477
Interest credited	5,019	6,207	8,687
Net savings (decrease) increase	$(17,725)	$31,840	$19,164

The following table sets forth maturities of the Bank's certificates of deposit of $100,000 or more at September 30, 2004 and 2003 by time remaining to maturity (amounts in thousands).

	September 30,	
	2004	2003
Three months or less	$19,770	$11,724
Over three months through six months	5,144	6,581
Over six months through twelve months	1,370	5,984
Over twelve months	5,830	9,889
	$32,114	$34,178

The following table presents, by various interest rate categories, the amount of certificates of deposit at September 30, 2004 and 2003 and the amounts at September 30, 2004 which mature during the periods indicated.

	September 30,		Amounts at September 30, 2004 Maturing Within			
Certificates of Deposit	2004	2003	One Year	Two Years	Three Years	Thereafter
			(Dollars in thousands)			
2.0% or less	$ 67,053	$ 61,363	$66,004	$ 998	$ --	$ 50
2.01% to 3.0%	33,906	39,394	17,301	12,762	2,040	1,804
3.01% to 4.0%	41,147	42,191	4,337	14,346	498	21,966
4.01% to 5.0%	17,139	19,694	7,327	1,178	7,911	723
5.01% to 6.0%	5,491	6,219	2,240	3,245	6	--
6.01% to 7.0%	181	9,628	181	--	--	--
Total certificate accounts	$164,917	$178,489	$97,390	$32,529	$10,455	$24,543

The following table presents the average balance of each deposit type and the average rate paid on each deposit type for the periods indicated.

	September 30,					
	2004		2003		2002	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in thousands)			
Passbook accounts	$ 50,206	.94%	$ 44,105	1.20%	$ 40,300	1.86%
MMDA accounts	53,054	1.14	51,756	1.42	47,245	2.19
Certificates of deposit	169,834	2.68	178,097	3.24	174,844	4.24
NOW accounts	55,115	.52	55,496	.57	49,235	.81
Non-interest-bearing deposits	19,598	--	14,272	--	7,720	--
Total deposits	$347,807	1.70%	$343,726	2.14%	$319,344	3.01%

Borrowings. The Bank may obtain advances from the FHLB of Pittsburgh upon the security of the common stock it owns in the FHLB and certain of its residential mortgage loans and securities held to maturity, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. During fiscal 2004 and 2003, the Company funded a portion of its asset growth with overnight borrowings from FHLB. At September 30, 2004, the Bank had $169.9 million in outstanding FHLB advances and overnight borrowings. The FHLB advances have certain call features whereby the FHLB of Pittsburgh can call the borrowings after the expiration of certain time frames. The time frames on the callable borrowings range from one month to two years. See Note 9 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth certain information regarding our outside borrowings for the periods indicated.

	September 30,	
	2004	2003
	(Dollars in thousands)	
FHLB advances		
Average balance outstanding for the period	$152,656	$131,083
Maximum outstanding at any month end	169,890	141,704
Balance outstanding at end of the period	169,887	133,203
Average interest rate for the period	4.66%	5.32%
Interest rate at the end of the period	4.39%	5.41%

In addition, the Company participated in junior subordinated debentures aggregating $21.6 million at September 30, 2004 held by statuary trusts that issued trust preferred securities. See Note 17 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

Subsidiaries

The Bank is permitted to invest up to 2% of its assets in the capital stock of, or secured or unsecured loans to, service corporations, with an additional investment of 1% of assets when such additional investment is utilized primarily for community development purposes. It may invest essentially unlimited amounts in subsidiaries deemed operating subsidiaries that can only engage in activities that the Bank is permitted to engage in. Under such limitations, as of September 30, 2004, the Bank was authorized to invest up to approximately $11.4 million in the stock of, or loans to, service corporations. As of September 30, 2004, the net book value of the Bank's investment in stock, unsecured loans, and conforming loans to its service corporations was $32,000.

At September 30, 2004, in addition to the Bank, the Company has two direct subsidiaries: FKF Management Corp., Inc. and State Street Services Corp.

FKF Management Corp., Inc., a Delaware corporation, is a wholly owned operating subsidiary of the Bank established in 1997 for the purpose of managing certain assets of the Bank. Assets under management totaled $153.6 million at September 30, 2004 and were comprised principally of investment and mortgage-related securities.

State Street Services Corp. is a wholly owned subsidiary of the Bank established in 1999 for the purpose of offering a full array of insurance products through its ownership of a 51% interest in First Keystone Insurance Services, LLC ("First Keystone Insurance"), and therefore, First Keystone Insurance is consolidated into the Company's financial statements. In addition, State Street Services Corp. holds a 10% equity position in a title company which offers title services.

Employees

The Bank had 92 full-time employees and 13 part-time employees as of September 30, 2004. None of these employees is represented by a collective bargaining agreement. The Bank believes that it enjoys excellent relations with its personnel.

Regulation

The Company. The Company as a savings and loan holding company within the meaning of the Home Owners' Loan Act, as amended ("HOLA"), is registered as such with the OTS and is subject to OTS regulations, examination, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof.

Federal Activities Restrictions. The Company operates as a unitary savings and loan holding company. Generally, there are only limited restrictions on the activities of a unitary savings and loan holding company which applied to become or was a unitary saving and loan holding company prior to May 4, 1999 and its non-savings institution subsidiaries. Under the Gramm-Leach-Bliley Act of 1999 (the "GLBA"), companies which apply to the OTS to become unitary savings and loan holding companies are restricted to only engaging in those activities traditionally permitted to multiple saving and loan holding companies. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings association, the Director may impose such restrictions as deemed necessary to address such risk, including limiting (i) payment of dividends by the savings association; (ii) transactions between the savings association and its affiliates; and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association. Notwithstanding the above rules regarding permissible business activities of grandfathered unitary savings and loan holding companies under the GLBA (such as the Company), if the savings association subsidiary of such a holding company fails to meet the Qualified Thrift Lender ("QTL") test, then such unitary holding company also shall become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings association qualifies as a QTL within one year thereafter, shall register as, and become subject to the restrictions applicable to, a bank holding company.

If the Company were to acquire control of another savings association, other than through merger or other business combination with the Bank, the Company would thereupon become a multiple savings and loan holding company and would thereafter be subject to further restrictions on its activities.

The GLBA also imposes financial privacy obligations and reporting requirements on all financial institutions. The privacy regulations require, among other things, that financial institutions establish privacy policies and disclose such policies to its customers at the commencement of a customer relationship and annually thereafter. In addition, financial institutions are required to permit customers to opt out of the financial institution's disclosure of the customer's financial information to non-affiliated third parties.

The HOLA requires every savings institution subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other nonwithdrawable stock, or else such capital distribution will be invalid. See "- The Bank - Restrictions on Capital Distributions."

Limitations on Transactions with Affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act ("FRA") and OTS regulations issued in connection therewith. Affiliates of a savings institution include, among other entities, the savings institution's holding company and companies that are controlled by or under common control with the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to10% of such association's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes, among other things, the making of loans or extension of credit to an affiliate, purchase of assets, issuance of a guarantee and similar transactions. In addition to the restrictions imposed by Sections 23A and 23B, under OTS regulations no savings association may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, (ii) a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary; (iii) a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate; (iv) and covered transactions and certain other transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.

OTS regulations generally exclude all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Federal Reserve Board ("FRB") decides to treat such subsidiaries as affiliates. The regulations also require savings associations to make and retain records that reflect affiliate transactions in reasonable detail, and provide that certain classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of the OTS, (i) control of any other savings association or savings and loan holding company or substantially all of the assets thereof; or (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company.

Federal Securities Laws. The Company's Common Stock is registered with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

Shares of Common Stock owned by an affiliate of the Company are subject to the resale restrictions of Rule 144 under the Securities Act of 1933, as amended ("Securities Act"). As long as the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) generally is able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the bill restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client will require preapproval by the company's audit committee members. In addition, the audit partners must be rotated. The Act requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the Act, counsel are required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Longer prison terms and increased penalties will also be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods, and loans to company executives are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Act be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution ("FAIR") provision also requires the SEC to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations.

Directors and executive officers must also provide information for most changes in ownership in a company's securities within two business days of the change.

The Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's "registered public accounting firm" ("RPAF"). Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the SEC in regulations promulgated thereby) and if not, why not. Under the Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company's chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statement's materially misleading. The Act also requires the SEC to prescribe rules requiring inclusion of an internal control report and assessment by management in the annual report to stockholders. The Act requires the RPAF that issues the audit report to attest to and report on management's assessment of the company's internal controls. In addition, the Act requires that each financial report required to be prepared in accordance with (or reconciled to) accounting principles generally accepted in the United States of America and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the SEC.

The Bank. The OTS has extensive regulatory authority over the operations of savings associations such as the Bank. As part of this authority, savings associations are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS. The investment and lending authority of savings associations are prescribed by federal laws and regulations and they are prohibited from engaging in any activities not permitted by such laws and regulations. Those laws and regulations generally are applicable to all federally chartered savings associations and may also apply to state-chartered savings associations. Such regulation and supervision is primarily intended for the protection of depositors.

Insurance of Accounts. The deposits of the Bank are insured to the maximum extent permitted by the SAIF, which is administered by the FDIC, and are backed by the full faith and credit of the U. S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action.

Under current Federal Deposit Insurance Corporation regulations, Savings Association Insurance Fund-insured institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital – "well capitalized," "adequately capitalized" and "undercapitalized" – which are defined in the same manner as the regulations establishing the prompt corrective action system discussed below. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates during the first six months of 2004 ranging from zero for well capitalized, healthy institutions, such as the Bank, to 27 basis points for undercapitalized institutions with substantial supervisory concerns.

In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Savings Association Insurance Fund. The assessment rate for the third quarter of 2004 was .0148% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances which could result in termination of the Bank's deposit insurance.

Capital requirements. Current OTS capital standards require savings associations to satisfy three different capital requirements. Under these standards, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 4% (3% if the association receives the OTS' highest rating) of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to 8.0% of "risk-weighted" assets. For purposes of the regulation, core capital generally consists of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Tangible capital is given the same definition as core capital but does not include qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets, with only a limited exception for purchased mortgage servicing rights ("PMSRs"). Both core and tangible capital are further reduced by an amount equal to a savings association's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). In addition, under the Prompt Corrective Action provisions of the OTS regulations, all but the most highly rated institutions must maintain a minimum leverage ratio of 4% in order to be adequately capitalized. See "- Prompt Corrective Action." At September 30, 2004, the Bank did not have any investment in subsidiaries engaged in impermissible activities and required to be deducted from its capital calculation.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") granted the OTS the authority to prescribe rules for the amount of PMSRs that may be included in a savings association's regulatory capital and required that the value of readily marketable PMSRs included in the calculation of a savings association's regulatory capital not exceed 90% of fair market value and that such value be determined at least quarterly. Under OTS regulations, (i) PMSRs do not have to be deducted from tangible and core regulatory capital, provided that they do not exceed 50% of core capital, (ii) savings associations are required to determine the fair market value and to review the book value of their PMSRs at least quarterly and to obtain an independent valuation of PMSRs annually, (iii) savings associations that desire to include PMSRs in regulatory capital may not carry them at a book value under GAAP that exceeds the discounted value of their future net income stream and (iv) for purposes of calculating regulatory capital, the amount of PMSRs reported as balance sheet assets should amount to the lesser of 90% of their fair market value, 90% of their original purchase price or 100% of their remaining unamortized book value. At September 30, 2004, the Bank had PMSRs totaling $239,900.

A savings association is allowed to include both core capital and supplementary capital in the calculation of its total capital for purposes of the risk-based capital requirements, provided that the amount of supplementary capital does not exceed the savings association's core capital. Supplementary capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as core capital; subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for repossessed assets or loans more than 90 days past due. Single-family residential real estate loans which are not past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

The OTS amended its risk-based capital requirements that would require institutions with an "above normal" level of interest rate risk to maintain additional capital. A savings association is considered to have a "normal" level of interest rate risk if the decline in the market value of its portfolio equity after an immediate 200 basis point increase or decrease in market interest rates (whichever leads to the greater decline) is less than two percent of the current estimated market value of its assets. The market value of portfolio equity is defined as the net present value of expected cash inflows and outflows from an association's assets, liabilities, and off-balance sheet items. The amount of additional capital, that an institution with an above normal interest rate risk is required to maintain (the "interest rate risk component") equals one-half of the dollar amount by which its measured interest rate risk exceeds the normal level of interest rate risk. The interest rate risk component is in addition to the capital otherwise required to satisfy the risk-based capital requirement. Implementation of this component has been postponed by the OTS. The final rule was to be effective as of January 1, 1994, subject however to a three quarter lag time in implementation. However, because of continuing delays by the OTS, the interest rate risk component has never been operative.

At September 30, 2004, the Bank exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 8.0%, 8.0%, and 15.0%, respectively. See Note 11 to the Notes to Consolidated Financial Statements included set forth in Item 8 hereof.

The OTS and the FDIC generally are authorized to take enforcement action against a savings association that fails to meet its capital requirements, which action may include restrictions on operations and banking activities, the imposition of a capital directive, a cease-and-desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution. In addition, under current regulatory policy, an association that fails to meet its capital requirements is prohibited from making any capital distributions.

The following is a reconciliation of the Bank's equity determined in accordance with GAAP to regulatory tangible, core and risk-based capital at September 30, 2004, 2003 and 2002.

	September 30, 2004			September 30, 2003			September 30, 2002		
	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital
	(Dollars in thousands)								
GAAP equity	$46,535	$46,535	$46,535	$43,852	$43,852	$43,852	$40,873	$40,873	$40,873
General valuation allowances	--	--	1,765	--	--	1,712	--	--	2,084
Total regulatory capital	46,535	46,535	48,300	43,852	43,852	45,564	40,873	40,873	42,957
Minimum capital requirement	8,500	22,667	26,540	8,240	21,972	24,357	7,597	20,265	21,255
Excess	$38,035	$23,868	$21,760	$35,612	$21,880	$21,207	$33,276	$20,608	$21,702

These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels higher than those provided in the regulations may be established by the OTS for individual savings association's capital, upon a determination that circumstances exist that higher individual minimum capital requirements may be appropriate.

Prompt Corrective Action. Under the prompt corrective action regulations of the OTS, an institution shall be deemed to be (i) "well capitalized" if it has total risk-based capital of 10% or more, has a Tier I risk-based capital ratio of 6% or more, has a Tier I leverage capital ratio of 5% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8% or more, a Tier I risk-based capital ratio of 4% or more and a Tier I leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of "well capitalized," (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8%, a Tier I risk-based capital ratio that is less than 4% or a Tier I leverage capital ratio that is less than 4% (3% under certain circumstances), (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier I risk-based capital ratio that is less than 3% or a Tier I leverage capital ratio that is less than 3%, and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2%. Under specified circumstances, the OTS may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized). At September 30, 2004, the Bank met the requirements of a "well capitalized" institution under OTS regulations.

Qualified Thrift Lender Test (the "QTL"). A savings association can comply with the QTL test by either meeting the QTL test set forth in the HOLA and the implementing regulations or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended ("Code"). Currently, the portion of the QTL test that is based on the HOLA rather than the Code requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. Assets that qualify without limit for inclusion as part of the 65% requirement are loans made to purchase, refinance, construct, improve or repair domestic residential housing and manufactured housing, home equity loans, mortgage-backed securities (where the mortgages are secured by domestic residential housing or manufactured housing), stock issued by the FHLB, and direct or indirect obligations of the FDIC. In addition, small business loans, credit card loans, student loans and loans for personal, family and household purposes are allowed to be included without limitation as qualified investments. The following assets, among others, also may be included in meeting the test subject to an overall limit of 20% of the savings institution's portfolio assets: 50% of residential mortgage loans originated and sold within 90 days of origination, 100% loans for personal, family and household purposes (other then credit card loans and education loans) (limited to 10% of total portfolio assets) and stock issued by FHLMC or FNMA. Portfolio assets consist of total assets minus the sum of (i) goodwill and other intangible assets, (ii) property used by the savings institution to conduct its business, and (iii) liquid assets up to 20% of the institution's total assets.

A savings institution that does not comply with the QTL test must either convert to a bank charter or comply with certain restrictions on its operations. Upon the expiration of three years from the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

At September 30, 2004, approximately 70.6% of the Bank's assets were invested in qualified thrift investments, which were in excess of the percentage required to qualify the Bank under the QTL test in effect at that time.

OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if any of the following occur or would occur as a result of the capital distribution (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the Board of Directors declares a dividend or approves a capital distribution.

Capital Distribution. OTS regulations also prohibit the Bank from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory (or total) capital of the Bank would be reduced below the amount required to be maintained for the liquidation account established by it for certain depositors in connection with its conversion from mutual to stock form.

Community Reinvestment. Under the Community Reinvestment Act of 1977, as amended ("CRA"), as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Bank received a satisfactory CRA rating as a result of its last OTS evaluation.

Branching by Federal Saving Institutions. OTS policy permits interstate branching to the full extent permitted by statute (which is essentially unlimited). Generally, federal law prohibits federal savings institutions from establishing, retaining or operating a branch outside the state in which the federal institution has its home office unless the institution meets the IRS' domestic building and loan test (generally, 60% of a thrift's assets must be housing-related) ("IRS Test"). The IRS Test requirement does not apply if: (a) the branch(es) result(s) from an emergency acquisition of a troubled savings institution (however, if the troubled savings institution is acquired by a bank holding company, does not have its home office in the state of the bank holding company bank subsidiary and does not qualify under the IRS Test, its branching is limited to the branching laws for state-chartered banks in the state where the savings institution is located); (b) the law of the state where the branch would be located would permit the branch to be established if the federal savings institution were chartered by the state in which its home office is located; or (c) the branch was operated lawfully as a branch under state law prior to the savings institution's reorganization to a federal charter.

Furthermore, the OTS will evaluate a branching applicant's record of CRA compliance. An unsatisfactory CRA record may be the basis for denial of a branching application.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Pittsburgh, which is one of 12 regional FHLBs that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. As of September 30, 2004, the Bank has overnight borrowings and advances aggregating $169.9 million from the FHLB or 31.3% of its total liabilities. The Bank currently has the ability to obtain up to $149.8 million additional advances from FHLB of Pittsburgh.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its advances from the FHLB of Pittsburgh, whichever is greater. At September 30, 2004, the Bank had $9.8 million in FHLB stock, which was in compliance with this requirement.

The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future and could also result in the FHLBs imposing higher interest rates on advances to members. These contributions also could have an adverse effect on the value of FHLB stock in the future.

Federal Reserve System. FRB requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. At September 30, 2004, the Bank was in compliance with applicable requirements. However, because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a FRB, the effect of this reserve requirement is to reduce an institution's earning assets.

Savings institutions are authorized to borrow from a Federal Reserve Bank "discount window," but FRB regulations require savings banks to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from a Federal Reserve Bank.

Safety and Soundness Guidelines. The OTS and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions.

Federal and State Taxation

General. The Company and the Bank are subject to the corporate tax provisions of the Code, as well as certain additional provisions of the Code which apply to thrift and other types of financial institutions. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Company and the Bank.

Fiscal Year. The Company and the Bank and the Bank's subsidiaries file a consolidated federal income tax return on a fiscal year basis ending September 30.

Method of Accounting. The Bank maintains its books and records for federal income tax purposes using the accrual method of accounting. The accrual method of accounting generally requires that items of income be recognized when all events have occurred that establish the right to receive the income and the amount of income can be determined with reasonable accuracy, and that items of expense be deducted at the later of (i) the time when all events have occurred that establish the liability to pay the expense and the amount of such liability can be determined with reasonable accuracy or (ii) the time when economic performance with respect to the item of expense has occurred.

Bad Debt Reserves. The Bank is permitted to establish reserves for bad debts and to make annual additions thereto which qualify as deductions from taxable income. The Company, as of October 1, 1996, changed its method of computing reserves for bad debts to the experience method (the "Experience Method"). The bad debt deduction allowable under this method is available to small banks with assets less than $500 million. Beginning October 1, 2001, the Company changed its method of computing reserves for bad debts to the specific charge-off method. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to it its net charge-offs.

The Bank treated such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of applicable excess reserves is taken into account ratably over a six taxable-year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Company has not incurred any additional tax expense. Amounts that had been previously deferred will be reversed for financial reporting purposes and will be included in the income tax return of the Company, increasing income tax payable. The change from the experience method to the specific charge-off method in the current year did not result in a recapture of bad debt reserves for tax purposes.

Prior to the Small Business Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if the Bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift-related recapture rules. However, to the extent that the Bank makes "non-dividend distributions" that are considered as made (i) from the reserve for losses on qualifying real property loans or (ii) from the supplemental reserve for losses on loans, then an amount based on the amount distributed will be included in its taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from our bad debt reserve. As a result, any dividends that would reduce amounts appropriated to bad debt reserve and deducted for federal income tax purposes would create a tax liability for the Bank.

Minimum Tax. The Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The alternative minimum tax is payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) for taxable years beginning after 1989, 75% of the excess (if any) of (i) adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.

Audit by IRS. The Bank's consolidated federal income tax returns for taxable years through September 30, 1998 have been closed for the purpose of examination by the IRS.

State Taxation

The Company and the Bank's subsidiaries are subject to the Pennsylvania Corporate Net Income Tax and Capital Stock and Franchise Tax. The Corporate Net Income Tax rate for fiscal 2004 is 9.99% and is imposed on the Company's unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed at the rate of 1.1% of a corporation's capital stock value, which is determined in accordance with a fixed formula.

The Bank is taxed under the Pennsylvania Mutual Thrift Institutions Tax Act (the ("MTIT"), as amended to include thrift institutions having capital stock. Pursuant to the MTIT, the Bank's tax rate is 11.5%. The MTIT exempts the Bank from all other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The MTIT is a tax upon net earnings, determined in accordance with GAAP with certain adjustments. The MTIT, in computing GAAP income, allows for the deduction of interest earned on state and federal securities, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of the Bank. Net operating losses, if any, thereafter can be carried forward three years for MTIT purposes.

Item 2. Properties.

At September 30, 2004, the Bank conducted business from its executive offices located in Media, Pennsylvania and six full-service offices located in Delaware and Chester Counties, Pennsylvania. See also Note 7 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth certain information with respect to the Bank's offices at September 30, 2004.

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
		(Dollar in thousands)	
Executive Offices:			
22 West State Street Media, Pennsylvania 19063	Owned(1)	$1,150	$ 95,690
Branch Offices:			
3218 Edgmont Avenue Brookhaven, Pennsylvania 19015	Owned	615	77,588
Routes 1 and 100 Chadds Ford, Pennsylvania 19317	Leased(2)	50	28,418
23 East Fifth Street Chester, Pennsylvania 19013	Leased(3)	50	23,910
31 Baltimore Pike Chester Heights, Pennsylvania 19017	Leased(4)	551	39,586
106 East Street Road Kennett Square, Pennsylvania 19348	Leased(5)	528	16,977
5000 Pennell Road Aston, Pennsylvania 19014	Leased (6)	476	--
330 Dartmouth Avenue Swarthmore, Pennsylvania 19081	Owned	143	62,711
Total		$3,563	$344,880

(1) Also a branch office.
(2) Lease expiration date is September 30, 2005. The Bank has one five-year renewal option.
(3) Lease expiration date is December 31, 2005. The Bank has one ten-year renewal option.
(4) Lease expiration date is December 31, 2028. The Bank has options to cancel on the 15th, 20th and 25th year of the lease.
(5) Lease expiration date is September 30, 2034. The Bank has one six-year followed by a five-year renewal option.
(6) Branch opened in November 2004. Lease expiration date is December 31, 2033. The Bank has options to cancel on the 15th, 20th and 25th year of the lease.

Item 3. Legal Proceedings.

The Company is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

(a) On January 25, 1995 the conversion and reorganization of the Bank and its holding company parent was completed. In connection with the consummation of the Conversion, the Holding Company issued 2,720,000 shares of common stock. As of September 30, 2004, there were 1,927,744 shares of common stock outstanding. As of September 16, 2004 the Holding Company had 421stockholders of record not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

The following table sets forth the high and low closing stock prices of the Holding Company's common stock as reported by the Nasdaq Stock Market under the symbol "FKFS" during the periods presented. Price information appears in a major newspaper under the symbol "FstKeyst".

	Year Ended			
	September 30, 2004		September 30, 2003	
	High	Low	High	Low
First Quarter	27.45	26.00	$16.45	$13.80
Second Quarter	29.00	26.59	$21.23	$16.11
Third Quarter	28.99	23.50	$23.74	$21.16
Fourth Quarter	24.50	21.40	$26.50	$21.90

The following schedule summarizes the cash dividends per share of common stock paid by the Holding Company during the periods indicated.

	Year Ended September 30,	
	2004	2003
First Quarter	$0.10	$0.09
Second Quarter	0.11	0.10
Third Quarter	0.11	0.10
Fourth Quarter	0.11	0.10

On November 23, 2004, the Board of Directors declared a quarterly cash dividend of $0.11 per share of common stock, payable on January 3, 2005, to stockholders of record at the close of business on December 16, 2004.

The information for all equity based and individual compensation arrangements is incorporated by reference from Item 12 hereof.

(b) Not applicable

(c) The following table sets forth information with respect to purchases made by or on behalf of the Company of shares of common stock of the Company during the indicated periods.

Period [1]	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
July 1-31, 2004	--	--	--	56,332
August 1-31, 2004	--	--	--	56,332
September 1-30, 2004	--	--	--	56,332
Total	--	--	--	56,332

[1] On January 31, 2003, the Company announced its current program to repurchase up to 101,000 of shares of common stock of the Company. The program has been extended and does not currently have an expiration date. The table above does not include 96,208 shares purchased at an average cost per share of $26.81 by the Company's ESOP. The number of shares purchased in each of three periods set forth above was 0, 9,550 and 0, respectively, at an average cost per share of $0, $22.98 and $0, respectively. The ESOP has been authorized to purchase up to 100,000 shares.

See "Liquidity, Capital Resources and Commitments" set forth in Item 7 hereof and Notes 11 of the "Notes to Consolidated Financial Statements" set forth in Item 8 hereof for discussion of restrictions on the Holding Company's ability to pay dividends. Also see "Regulation-Capital Distributions" for a discussion of restrictions on the Bank's ability to pay dividends to the Holding Company.

Item 6. Selected Financial Data.

The selected consolidated financial and other data of the Holding Company set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, set forth in Item 8 hereto.

	At or For the Year Ended September 30,				
	2004	2003	2002	2001	2000
(Dollars in thousands, except per share data)					
Selected Financial Data:					
Total assets	$571,919	$559,612	$519,259	$489,680	$464,061
Loans receivable, net	304,248	286,421	288,776	247,664	230,686
Mortgage-related securities held to maturity	37,363	3,487	8,855	11,454	13,056
Investment securities held to maturity	5,287	6,315	--	--	10,000
Assets held for sale:					
Mortgage-related securities	97,620	124,656	85,674	117,608	96,257
Investment securities	63,615	77,700	80,624	62,564	42,215
Loans	172	4,498	501	225	3,099
Real estate owned	1,229	1,420	248	887	947
Deposits	344,880	362,605	330,765	311,601	272,562
Borrowings	171,149	136,272	126,237	126,234	142,902
Junior subordinated debentures	21,557	21,593	21,629	16,702	16,702
Stockholders' equity	29,698	32,388	32,795	30,621	26,569
Non-performing assets	3,262	2,976	5,386	3,189	3,462
Selected Operations Data:					
Interest income	$26,143	$ 27,212	$ 30,121	$ 31,860	$ 31,068
Interest expense	14,712	16,012	18,250	21,964	20,851
Net interest income	11,431	11,200	11,871	9,896	10,217
Provision for loan losses	300	715	540	540	420
Net interest income after provision for loan losses	11,131	10,485	11,331	9,356	9,797
Service charges and other fees	1,235	1,013	1,000	952	941
Net gain (loss) on sales of interest-earning assets	968	1,010	415	174	(680)
Other non-interest income	1,696	1,263	848	820	1,045
Non-interest expense	12,501	10,400	10,441	8,388	8,278
Income before income taxes	2,529	3,371	3,153	2,914	2,825
Income tax expense	326	632	427	443	463
Net income	$ 2,203	$ 2,739	$ 2,726	$ 2,471	$ 2,362
Per Share Data:					
Basic earnings per share	$1.21	$1.44	$1.42	$1.22	$1.14
Diluted earnings per share	1.14	1.35	1.34	1.18	1.11
Cash dividends per share	0.44	0.40	0.36	0.32	0.28

(Dollars in thousands, except per share data)	At or For the Year Ended September 30,				
	2004	2003	2002	2001	2000
Selected Operating Ratios: [1]					
Average yield earned on interest-earning assets	5.01%	5.48%	6.42%	7.25%	7.47%
Average rate paid on interest-bearing liabilities	2.80	3.23	3.91	5.02	4.99
Average interest rate spread	2.21	2.26	2.52	2.23	2.49
Net interest margin	2.23	2.30	2.59	2.32	2.52
Ratio of interest-earning assets to interest-bearing liabilities	100.69	101.44	101.83	101.83	100.72
Efficiency ratio [2]	81.55	64.50	66.07	62.46	63.14
Non-interest expense as a percent of average assets	2.23	1.95	2.07	1.78	1.85
Return on average assets	0.39	0.51	0.54	0.52	0.53
Return on average equity	7.13	8.39	8.77	8.42	9.96
Ratio of average equity to average assets	5.50	6.12	6.17	6.22	5.29
Full-service offices at end of period	7	7	7	7	7
Asset Quality Ratios: [3]					
Non-performing loans as a percent of gross loans receivable	0.66%	0.53%	1.76%	0.92%	1.07%
Non-performing assets as a percent of total assets	0.57	0.53	1.04	0.65	0.75
Allowance for loan losses as a percent of gross loans receivable	0.67	0.68	0.81	0.87	0.86
Allowance for loan losses as a percent of non-performing loans	100.29	127.63	45.89	94.74	80.28
Net loans charged-off to average loans receivable	0.08	0.37	0.13	0.16	0.14
Capital Ratios: [3] [4]					
Tangible capital ratio	8.21%	7.98%	8.07%	7.76%	8.32%
Core capital ratio	8.21	7.98	8.07	7.76	8.32
Risk-based capital ratio	14.56	14.97	16.17	16.81	17.70

[1] Adjusted for the effects of tax-free investments. See presentation of reconciliation of tax-free investments in Item 7, "Management's Discussion and Analysis – Average Balances, Net Interest Income and Yield Earned and Rates Paid."
[2] Reflects non-interest expense as a percent of the aggregate of net interest income and non-interest income.
[3] Asset Quality Ratios and Capital Ratios are end of period ratios except for the ratio of loan charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods. Gross loans receivable are net of loans in process.
[4] Regulatory capital ratios of the Holding Company's wholly owned subsidiary, First Keystone Bank.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

General

First Keystone Financial, Inc. (the "Company") is the holding company for its wholly owned subsidiary, First Keystone Bank (the "Bank"). For purposes of this discussion, references to the Company will include its wholly owned subsidiaries, unless otherwise indicated. The Company is a community-oriented banking organization that focuses on providing customer and business services within its primary market area, consisting primarily of Delaware and Chester Counties in southeastern Pennsylvania.

The following discussion should be read in conjunction with the Company's consolidated financial statements presented in Item 8 of this Annual Report on Form 10-K. The primary asset of the Company is its investment in the Bank and, accordingly, the discussion below with respect to results of operations relates primarily to the operations of the Bank.

The Company's results of operations depend primarily on its net interest income which is the difference between interest income on interest-earning assets, which principally consist of loans, mortgage-related securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and FHLB advances. The Company's results of operations also are affected by the provision for loan losses (the amount of which reflects management's assessment of the known and inherent losses in its loan portfolio that are both probable and reasonably estimable), the level of its non-interest income, including service charges and other fees as well as gains and losses from the sale of certain assets, the level of its operating expenses, and income tax expense.

Critical Accounting Policies

Accounting policies involving significant judgments and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets or comprehensive income, are considered critical accounting policies. In management's opinion, the most critical accounting policy affecting the Company's financial statements is the evaluation of the allowance for loan losses. The Company maintains an allowance for loan losses at a level management believes is sufficient to provide for known and inherent losses in the loan portfolio that were both probable and reasonable to estimate. The allowance for loan losses is considered a critical accounting estimate because there is a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, substandard, doubtful and loss), (ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate reserve factor to be applied to specific risk levels for criticized and classified loans (substandard, doubtful and loss) and (iv) determining reserve factors to be applied to pass loans based upon loan type. Accordingly, there is a likelihood that materially different amounts would be reported under different, but reasonably plausible conditions or assumptions. For a description of the methods the Company uses to determine the Company's allowance for loan losses, see "Results of Operations - Provisions for Loan Losses."

Asset and Liability Management

The principal objectives of the Company's asset and liability management are to (i) evaluate the interest rate risk existing in certain assets and liabilities, (ii) determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, (iii) establish prudent asset and liability compositions, and (iv) manage the assessed risk consistent with Board approved guidelines. Through asset and liability management, the Company seeks to reduce both the vulnerability and volatility of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing periods. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Chief Financial Officer and comprised of members of the Company's senior management. The ALCO meets no less than quarterly to review, among other things, liquidity and cash flow needs, current market conditions and the interest rate environment, the sensitivity to changes in interest rates of the Company's assets and liabilities, the historical and market values of assets and liabilities, unrealized gains and losses, and the repricing and maturity characteristics of loans, investment securities, deposits and borrowings. The ALCO reports to the Company's Board of Directors no less than once a quarter. In addition, management reviews at least weekly the pricing of the Company's commercial loans and retail deposits. The pricing of residential loans, including those being originated for sale in the secondary market, is reviewed daily.

The Company's primary asset/liability monitoring tools consist of various asset/liability simulation models which are prepared on a quarterly basis. The models are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate scenarios.

One of the models consists of an analysis of the extent to which assets and liabilities are interest rate sensitive and measures an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. An institution's interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to result in a decline in net interest income. Conversely, during a period of rising interest rates, a negative gap would tend to result in a decline in net interest income, while a positive gap would tend to result in an increase in net interest income.

The Bank's passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits (which consists of passbook, statement saving, MMDA and NOW accounts) having significantly longer effective maturities based upon the Bank's experience in retaining such deposits in changing interest rate environments. Borrowed funds are included in the period in which they can be called or when they mature.

Management believes that the assumptions used to evaluate the vulnerability of the Bank's operations to changes in interest rates are considered reasonable. However, certain shortcomings are inherent in the method of analysis presented in the table below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in market rates both on a short-term and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

The following table summarizes the Company's interest-earning assets and interest-bearing liabilities as of September 30, 2004 based on certain assumptions management has made that affect the rate at which loans will prepay and the duration of core deposits.

	Within Six Months	Six to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
(Dollars in thousands)						
Interest-earning assets:						
Loans receivable, net[1]	$132,095	$17,882	$ 46,799	$33,886	$71,553	$302,215
Mortgage-related securities	20,089	19,006	49,496	29,277	17,116	134,984
Loans held for sale	172	--	--	--	--	172
Investment securities[2]	20,942	2,895	16,400	14,032	24,460	78,729
Interest-earning deposits	12,790	--	--	--	--	12,790
Total interest-earning assets	$186,088	$39,783	$112,695	$77,195	$113,129	$528,890
Interest-bearing liabilities:						
Deposits	$104,258	$45,290	$106,061	$74,582	$14,689	$344,880
Borrowed funds	160,761	--	10,000	195	193	171,149
Trust preferred securities	--	--	--	--	21,557	21,557
Total interest-bearing liabilities	$265,019	$45,290	$116,061	$74,777	$36,439	$537,586
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$(78,931)	$(5,507)	$(3,366)	$2,418	$76,690	$ (8,696)
Cumulative deficiency of interest-earning assets over interest-bearing liabilities	$(78,931)	$(84,438)	$(87,804)	$(85,386)	$(8,696)	
Cumulative deficiency of interest-earning assets over interest-bearing liabilities as a percentage of total assets	(13.80)%	(14.76)%	(15.35)%	(14.93)%	(1.52)%	

(1) Balances have been reduced for non-accruing loans, which amounted to $1.6 million at September 30, 2004.
(2) Balance includes Federal Home Loan Bank stock.

Although an analysis of the interest rate sensitivity gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment. As a consequence, the Company also utilizes an analysis of the market value of portfolio equity, which addresses the estimated change in the value of the Bank's equity arising from movements in interest rates. The market value of portfolio equity is estimated by valuing the Bank's assets and liabilities under different interest rate scenarios. The extent to which assets gain or lose value in relation to gains or losses of liabilities as interest rates increase or decrease determines the appreciation or depreciation in equity on a market value basis. Market value analysis is intended to evaluate the impact of immediate and sustained shifts of the current yield curve upon the market value of the Bank's current balance sheet.

The Company utilizes reports prepared by the Office of Thrift Supervision ("OTS") to measure interest rate risk. Using data submitted by the Bank, the OTS performs scenario analysis to estimate the net portfolio value ("NPV") of the Bank over a variety of interest rate scenarios. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

The table below sets forth the Bank's NPV assuming an immediate change in interest rates of up to 300 basis points and a decline of 100 basis points. Due to the low prevailing interest rate environment, the OTS did not provide a calculation for the minus 200 and minus 300 basis point change in rates. Dollar amounts are expressed in thousands as of September 30, 2004.

Changes in Rates in Basis Points	Net Portfolio Value			Net Portfolio Value as a % of Assets	
	Amount	Dollar Change	Percentage Change	NPV Ratio	Change
300	$34,234	$(20,658)	(38)%	6.21%	(315)bp
200	42,324	(12,569)	(23)	7.51	(185)
100	49,460	(5,432)	(10)	8.60	(76)
0	54,892	--	--	9.36	--
(100)	54,438	(454)	(1)	9.18	(18)
(200)	N/A	N/A	N/A	N/A	N/A
(300)	N/A	N/A	N/A	N/A	N/A

As is the case with interest rate sensitivity gap, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and may differ from actual results.

The Company is aware of its interest rate risk exposure in the event of rapidly rising rates. Due to the Company's recognition of the need to control interest rate exposure, the Company's current policy is to sell new 30-year fixed-rate single-family residential mortgage loans into the secondary market. In addition, in recent years, the Company has emphasized the origination of construction and land, multi-family and commercial real estate and consumer loans which generally have either adjustable interest rates and/or shorter contractual terms than single-family residential loans. The Company plans to continue these lending strategies.

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. The Company currently does not enter into futures, forwards, swaps or options. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Commitments generally have fixed expiration dates and may require additional collateral from the borrower if deemed necessary. Commitments to extend credit are not recorded as an asset or liability until the instruments are exercised.

The Company is subject to certain market risks and interest rate risks from the time a commitment is issued to originate new loans. In an effort to protect the Company against adverse interest rate movements, at the time an application is taken for a fixed-rate, single-family residential loan, the Company typically enters into an agreement to sell the loan, or a loan within the same interest-rate range, into the secondary market. This is known as a "matched sale" approach and reduces interest-rate risk with respect to these loans. There is still some portion of these loans which may never close for various reasons. However, the agencies the Company sells loans to permit some flexibility in delivering loan product to them. In certain instances, if the loans delivered for sale do not match the characteristics outlined in the forward sale commitments, the gain on sale may be reduced.

Changes in Financial Condition

General. Total assets of the Company increased by $12.3 million, or 2.2%, from $559.6 million at September 30, 2003 to $571.9 million at September 30, 2004. The increase primarily reflected growth of mortgage-related securities held to maturity and to a lesser extent, loans receivable, partially offset by a decrease in mortgage-related securities available for sale and investment securities available for sale. The asset growth was primarily funded by advances from the FHLB.

Cash and Cash Equivalents. Cash and cash equivalents, which consists of cash on hand and deposited in other banks in interest-earning and non-interest-earning accounts, amounted to $18.0 million and $21.2 million at September 30, 2004 and 2003, respectively. The decrease in cash and cash equivalents was due to a $5.3 million, or 50.3%, decrease in cash due to the reclassification of deposits resulting in a lower reserve requirement at the Federal Reserve Bank partially offset by a $2.0 million, or 19.0% increase in interest-bearing deposits. Cash and cash equivalents are available as a source of funds for originations of new loans and purchases of additional investment and mortgage-related securities.

Investment Securities Held to Maturity and Investment Securities Available for Sale. Total investment securities decreased by $15.1 million, or 18.0%, from $84.0 million at September 30, 2003 to $68.9 million at September 30, 2004. The decrease in investment securities resulted from U.S. agency, municipal and corporate bonds being called and, to a lesser extent, the sale of certain investment securities available for sale.

Mortgage-Related Securities Held to Maturity and Mortgage-Related Securities Available For Sale. Mortgage-related securities held to maturity and mortgage-related securities available for sale increased in the aggregate by $6.8 million, or 5.3%, to $135.0 million at September 30, 2004 compared to $128.1 million at September 30, 2003. The available for sale portfolio has decreased by $27.0 million, or 21.7%, as part of the Company's strategy to reinvest the cash flows into the held to maturity portfolio to minimize the effect of price volatility to the Company's financial statements as interest rates increase. The held to maturity portfolio increased $33.9 million to $37.4 million at September 30, 2004.

Loans Held for Sale. At September 30, 2004, $172,000 of fixed-rate single-family residential loans were classified as held for sale compared to $4.5 million at September 30, 2003. The decrease of $4.3 million is due to management's reevaluation of the Company's asset-liability position and decision to retain in its residential loan portfolio $4.2 million of the loans originally intended to be sold in the secondary market. In addition, the decrease is also related to the reduction in loan refinancings with the increase in interest rates during the fiscal year. During fiscal year 2004, the Company originated $9.7 million and sold $9.8 million of such loans.

Loans Receivable, Net. Total loans receivable, net, increased to $304.2 million at September 30, 2004 compared to $286.4 million at September 30, 2003. The increase was primarily due to a $10.2 million, or 30.4%, increase in home equity loans and lines of credit, a $9.1 million, or 31.4%, increase in construction loans, a $5.5 million, or 9.3% increase in commercial real estate loans partially offset by a $2.1 million, or 1.3%, decrease in single-family residential loans. The Company has continued to sell 30-year fixed-rate mortgages bearing low interest rates into the secondary market in order to minimize interest rate risk in a rising interest rate environment.

Non-Performing Assets. The Company's total non-performing loans and real estate owned slightly increased to $3.3 million, or 0.57% of total assets, at September 30, 2004 compared to $3.0 million, or 0.53% of total assets, at the end of the prior fiscal year. The increase in non-performing assets in fiscal 2004 was attributable to an increase of $770,000 and $243,000 in non-performing construction and home equity loans, respectively, partially offset by a decrease of $271,000 in commercial real estate and business loans along with an $191,000 decrease in real estate owned.

Deposits. Deposits decreased by $17.7 million, or 4.9%, from $362.6 million at September 30, 2003 to $344.9 million at September 30, 2004. Certificates of deposit decreased by $13.6 million, or 7.6%, to $164.9 million representing 47.8% of total deposits at September 30, 2004 from $178.5 million, or 49.2%, of total deposits at September 30, 2003. The decrease was also attributable to a $4.2 million, or 2.3%, decrease in the Company's core accounts (non-interest-bearing, NOW, passbook, and MMDA accounts). The decrease in deposits was due to the Company's unwillingness to increase deposit rates on certificates of deposit to those paid by the competition.

Borrowings. The Company's total borrowings increased to $171.1 million at September 30, 2004 from $136.3 million at September 30, 2003 primarily to offset the decline in deposits and to fund asset growth. Borrowings had a weighted average interest rate of 4.36% at September 30, 2004. See Note 9 to the Consolidated Financial Statements for further information.

Equity. At September 30, 2004, total stockholders' equity was $29.7 million, or 5.2% of total assets, compared to $32.4 million, or 5.8% of total assets, at September 30, 2003. The decrease was due to an unrealized loss on available for sale securities of $1.3 million, the cost of repurchasing 51,092 shares of common stock at a weighted average cost of $26.21 per share during fiscal 2004 as well as the cost of purchasing 96,208 shares for the ESOP combined with dividend payments of $843,000 partially offset by net income for the year of $2.2 million.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.

The adjustment of tax exempt securities to a tax equivalent yield in the table below may be considered to include non-GAAP financial information. Management believes that it is a standard practice in the banking industry to present net interest margin, net interest rate spread and net interest income on a fully tax equivalent basis when a significant proportion of interest-earning assets are tax-free. Therefore, management believes these measures provide useful information to investors by allowing them to make peer comparisons. A GAAP reconciliation also is included below.

	Year Ended September 30,									
	Yield/Cost at Sept. 30, 2004	2004 Average Balance	2004 Interest	2004 Average Yield/ Cost	2003 Average Balance	2003 Interest	2003 Average Yield/ Cost	2002 Average Balance	2002 Interest	2002 Average Yield/ Cost
	(Dollars in thousands)									
Interest-earning assets:										
Loans receivable[1][2]	5.73%	$295,701	$17,529	5.93%	$290,357	$18,937	6.52%	$267,208	$19,379	7.25%
Mortgage-related securities[2]	3.99	137,256	5,298	3.86	114,833	4,464	3.89	113,827	6,441	5.66
Investment securities[2]	4.46	83,911	3,597	4.29	84,038	4,094	4.87	76,826	4,509	5.87
Other interest-earning assets	1.70	12,056	76	0.63	14,390	120	0.83	17,946	223	1.24
Total interest-earning assets	5.00	528,924	26,500	5.01	503,618	27,615	5.48	475,807	30,552	6.42
Non-interest-earning assets		32,847			30,411			27,855		
Total assets		$561,771			$534,029			$503,662		
Interest-bearing liabilities:										
Deposits	1.66	$347,807	5,910	1.70	$343,727	7,353	2.14	$319,344	9,599	3.01
FHLB advances and other borrowings	4.37	155,932	7,126	4.57	131,136	6,983	5.33	127,264	6,941	5.45
Junior subordinated debentures	8.13	21,576	1,676	7.77	21,613	1,677	7.76	20,658	1,710	8.28
Total interest-bearing liabilities	2.78	525,315	14,712	2.80	496,476	16,013	3.22	467,266	18,250	3.90
Interest rate spread	2.22%			2.21%			2.26%			2.52%
Non-interest-bearing liabilities		5,565			4,889			5,319		
Total liabilities		530,880			501,365			472,585		
Stockholders' equity		30,891			32,664			31,077		
Total liabilities and stockholders' equity		$561,771			$534,029			$503,622		
Net interest-earning assets		$ 3,609			$ 7,142			$ 8,541		
Net interest income			$11,788			$11,602			$12,302	
Net interest margin[3]				2.23%			2.30%			2.59%
Ratio of average interest-earning assets to average interest-bearing liabilities				100.69%			101.44%			101.83%

[1] Includes non-accrual loans.
[2] Includes assets classified as either available for sale or held for sale.
[3] Net interest income divided by interest-earning assets.

Although management believes that the above mentioned non-GAAP financial measures enhance investor's understanding of the Company's business and performance, these non-GAAP financials measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financials measures from GAAP to non-GAAP is presented below.

	For the Year Ended September 30,					
	2004		2003		2002	
	Interest	Average Yield/Cost	Interest	Average Yield/Cost	Interest	Average Yield/Cost
	(Dollars in thousands)					
Investment securities – nontaxable	$ 3,240	3.86%	$ 3,691	4.39%	$ 4,078	5.31%
Tax equivalent adjustments	357		403		431	
Investment securities – nontaxable to a taxable equivalent yield	$ 3,597	4.29%	$ 4,094	4.87%	$ 4,509	5.87%
Net interest income	$11,431		$11,199		$11,871	
Tax equivalent adjustment	357		403		431	
Net interest income, tax equivalent	$11,788		$11,602		$12,302	
Net interest rate spread, no tax adjustment		2.14%		2.18%		2.52%
Net interest margin, no tax adjustment		2.16%		2.22%		2.59%

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. The table below has been prepared on a tax-equivalent basis.

	Year Ended September 30,					
	2004 vs. 2003			2003 vs. 2002		
	Increase (Decrease) Due To			Increase (Decrease) Due To		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
Interest-earnings assets:						
Loans receivable[1]	$(1,765)	$ 357	$(1,408)	$ (3,160)	$2,718	$ (442)
Mortgage-related securities[1]	(32)	866	834	(2,035)	58	(1,977)
Investment securities[1] [2]	(491)	(6)	(497)	(927)	512	(415)
Other interest-earning assets	(26)	(18)	(44)	(64)	(39)	(103)
Total interest-earning assets	(2,314)	1,199	(1,115)	(6,186)	3,249	(2,937)
Interest-bearing liabilities:						
Deposits	(1,531)	88	(1,443)	(3,055)	809	(2,246)
Trust preferred securities	2	(3)	(1)	(126)	93	(33)
FHLB advances and other borrowings	(429)	572	143	(147)	189	42
Total interest-bearing liabilities	(1,958)	657	1,301	(3,328)	1,091	(2,237)
Increase (decrease) in net interest income	$ (356)	$ 542	$ 186	$ (2,858)	$2,158	$ (700)

[1] Includes assets classified as either available for sale or held for sale.
[2] Total decrease in investment securities on a nontaxable equivalent basis would be $(451) and $(387) for the 2004 and the 2003 comparisons, respectively, resulting in a increase (decrease) in net interest income of $232 and $(672), respectively.

Results of Operations

General. The Company reported net income of $2.2 million, $2.7 million and $2.7 million for the years ended September 30, 2004, 2003 and 2002, respectively.

The $536,000 decrease in net income for the year ended September 30, 2004 compared to the year ended September 30, 2003 was primarily due to a $2.1 million, or 20.2%, increase in non-interest expense partially offset a $613,000, or 18.7%, increase in non-interest income, a $646,000, or 6.2%, increase in net interest income after provision for loan loss combined with a $306,000, or 48.4%, decrease in income tax expense.

The $13,000 increase in net income for the year ended September 30, 2003 compared to the year ended September 30, 2002 was primarily due to a $1.0 million, or 45.2%, increase in non-interest income partially offset by a $846,000, or 7.5%, decrease in net interest income after provision for loan loss combined with a $205,000, or 48.0%, increase in income tax expense.

Net Interest Income. Net interest income is determined by the interest rate spread (the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. All percentages are reported on a fully tax-equivalent basis (see the tables on the prior page for a recalculation of such percentages). The Company's average interest-rate spread was 2.21%, 2.26% and 2.52% for the years ended September 30, 2004, 2003, and 2002, respectively. The Company's interest-rate spread was 2.22% at September 30, 2004. The Company's net interest margin (net interest income as a percentage of average interest-earning assets) was 2.23%, 2.30% and 2.59% for the years ended September 30, 2004, 2003 and 2002, respectively. Due to the continued low interest rate environment existing during fiscal 2004 and 2003, the interest rate compression experienced by the Company reflects the effects of the accelerated rate of repayments and prepayments of loans and mortgage-related securities experienced by the Company during fiscal 2004 and 2003, requiring it to reinvest the resulting proceeds at current lower market rates of interest without a corresponding decrease in the rates paid on deposits and borrowings. During the latter part of fiscal 2004, refinancing and prepayment activity significantly slowed down due to increases in market rates of interest. As a consequence, management anticipates the yield earned on interest-earning assets to improve, however, with the increase in short-term rates impacting the Company's interest-bearing liabilities, the Company's net interest spread and margin will stabilize during fiscal 2005.

Net interest income increased to $11.4 million in fiscal 2004 as compared to $11.2 million in fiscal 2003. The $231,000, or 2.1%, increase came as a result of a $1.3 million, or 8.1%, decrease in interest expense partially offset by a $1.1 million, or 3.9%, decrease in interest income. The increase in net interest income was primarily due to the historically low interest rate environment impacting the rates paid on the Company's interest-bearing core deposits and certificates of deposit which repriced downward to a greater degree than its interest-earning assets.

Net interest income decreased to $11.2 million in fiscal 2003 as compared to $11.9 million in fiscal 2002. The $671,000, or 5.7%, decrease resulted from the $2.9 million, or 9.7%, decrease in interest income partially offset by a $2.2 million, or 12.3%, decrease in interest expense. The decrease in net interest income was primarily due to interest-earning assets repricing downward due to the prolonged low interest rate environment without a corresponding decrease in rates paid on the Company's interest-bearing liabilities.

Interest Income. The $1.1 million, or 3.9%, decrease in total interest income during the year ended September 30, 2004 as compared to fiscal 2003 was primarily due to a $1.4 million, or 7.4%, decrease in interest on loans reflecting in large part the 59 basis point decrease in the average yield earned offset partially by a $5.3 million, or 1.8%, increase in the average balance of the loan portfolio. The decline in yield was due to the continued low interest rate environment experienced in fiscal 2004 causing repayments of loans with the proceeds being reinvested in lower yielding assets. Additionally, interest income on investment securities and interest-bearing deposits decreased $495,000, or 13.0%, due to a 45 basis point decrease in the weighted average yield earned combined with a $2.5 million, or 2.5%, decrease in the average balance. The decline in the yield was primarily due to the low interest rate environment resulting in the acceleration of repayment and prepayment of such securities, the proceeds were being reinvested in lower yielding assets. The decrease was offset, in part, by an increase in interest income on mortgage-related securities as a result of a $22.4 million, or 19.5%, increase in the average balance offset by a 3 basis point decrease in the yield earned on such assets.

The $2.9 million, or 9.7%, decrease in total interest income during the year ended September 30, 2003 as compared to fiscal 2002 was primarily due to a $2.0 million, or 30.7%, decrease in interest income from mortgage-related securities as a result of a 177 basis point decrease in the yield earned offset, in part, by a $1.0 million, or 0.9%, increase in the average balance of the mortgage-related securities portfolio. Interest income on loans decreased $442,000, or 2.3%, due to a 73 basis point decrease in the average yield earned offset partially by a $23.1 million, or 8.7%, increase in the average balance of the loan portfolio. The decline in yield was due to the declining interest rate environment experienced in fiscal 2003 causing accelerated repayments of loans with the proceeds being reinvested in lower yielding assets. In addition, the accelerated prepayments of mortgage-related securities resulted in a significant amortization of premiums. Additionally, interest income on investment securities and other interest-earning assets decreased $518,000, or 10.9%, due to a 71 basis point decrease in the weighted average yield earned offset partially by a $3.7 million, or 3.9%, increase in the average balance of such assets.

Interest Expense. Total interest expense amounted to $14.7 million for the year ended September 30, 2004 as compared to $16.0 million for fiscal 2003. Total interest expense decreased by $1.3 million, or 8.1%, during the year ended September 30, 2004 compared to fiscal 2003 due to a $1.4 million decrease in interest expense on deposits partially offset by a $143,000 increase in interest expense on borrowings. The decrease in interest expense on deposits was due to a 44 basis point decrease in the average rate paid thereon partially offset by a $4.1 million increase in the average balance of deposits. The increase in interest expense on borrowings was due to a $24.8 million increase in the average balance of borrowings offset by a 76 basis point decrease in the average rate paid. The decrease in the rates paid on deposits and borrowings was due to declining interest rates experienced during the first three quarters of fiscal year 2004.

Total interest expense amounted to $16.0 million for the year ended September 30, 2003 as compared to $18.3 million for fiscal 2002. Total interest expense decreased by $2.2 million, or 12.3%, during the year ended September 30, 2003 compared to fiscal 2002 due to a $2.2 million and $33,000 decrease in interest expense on deposits and subordinated debt, respectively, partially offset by a $42,000 increase in interest expense on borrowings. The decrease in interest expense on deposits was due to an 87 basis point decrease in the average rate paid thereon partially offset by a $24.4 million increase in the average balance of deposits. The increase in interest expense on borrowings was due to a $3.9 million increase in the average balance of borrowings offset by an 11 basis point decrease in the average rate paid. Deposits grew due to the Company's continued marketing of its core deposit products and were used to fund purchases of investment and mortgage-related securities. However, interest expense decreased primarily due to lower rates paid on deposits and overnight borrowings resulting from declining interest rates experienced during fiscal year 2003.

Provisions for Loan Losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level believed by management to cover all known and inherent losses in the Company's loan portfolio. Management's analysis includes consideration of the Company's historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan and loans held for sale portfolios. Management of the Company assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as deemed necessary in order to maintain the allowance for loan losses at a level management believes covers all known and inherent losses that are both probable and reasonably estimable. For the years ended September 30, 2004, 2003 and 2002, the provisions for loan losses were $300,000, $715,000 and $540,000, respectively. During fiscal 2004, the Company lowered its provision for loan losses primarily due to its assessment of the amount of losses and charge-offs as compared to fiscal 2003. The Company charged off $321,000 in fiscal 2004 compared to $1.1 million in the prior fiscal year. At September 30, 2004, the Company's allowance for loan losses totaled $2.0 million which amounted to 100.29% of total non-performing loans and 0.66% of gross loans receivable. During fiscal 2003, the Company increased its provision for loan losses as compared to fiscal 2002 primarily due to its assessment of the amount of losses it would incur with respect to non-performing commercial real estate loans.

Non-interest Income. For the year ended September 30, 2004, the Company reported non-interest income of $3.9 million compared to $3.3 million for the year ended September 30, 2003. The $613,000, or 18.7%, increase in non-interest income was due primarily as a result of increases in service charges, realized gains on sale of securities and other income partially offset by the decline in the gains on sale of loans and the cash surrender value of certain insurance policies.

Service charges increased $222,000, or 21.9%, primarily as a result of the implementation of additional fee-based deposit services in the fourth quarter of fiscal 2004. For the fiscal year ended September 30, 2004, the net gains on sale of investment and mortgage-related securities increased $314,000 resulting from realized gains of $2.0 million on securities partially offset by a $1.1 million pre-tax other-than-temporary impairment of a perpetual preferred security. See "Investment and Mortgage-Related Securities." The increase in non-interest income was also due to a recognition of $550,000 in connection with a repayment of a commercial real estate loan. Under the terms of the loan, certain additional contingent payments were due upon repayment of the loan in full. The rise in mortgage rates experienced in fiscal 2004 reduced the volume of mortgage refinance activity as compared to fiscal 2003 resulting in a decrease of $356,000 in the gain on sale of loans. The reduced level of mortgage refinance activity also resulted in reduced mortgage broker activity and reduced gains on sale of loans held for sale. In addition, the increase in cash surrender value experienced a slower appreciation decreased $229,000 primarily due to certain insurance policies held by the Bank to fund certain supplemental retirement benefits in the underlying investment of equity securities compared to the same period last year.

For the year ended September 30, 2003, the Company reported non-interest income of $3.3 million compared to $2.3 million for the year ended September 30, 2002. The primary reason for the $1.0 million, or 45.2%, increase in non-interest income in fiscal 2003 were increases of $326,000 and $269,000 increases in gain on the sale of loans and investments and mortgage-related securities, respectively. These increases were the result of the Company's strategy to sell certain single-family fixed-rate residential mortgage loans and to restructure the securities portfolio in order to benefit in the then existing low interest rate environment. Gain on the sale of loans was partially offset by the recording of loans held for sale of loans at their fair value. In addition, due to the overall improvement in the U.S. equities market, the Company experienced a $303,000 increase in the cash surrender value of certain insurance policies used to fund certain supplemental retirement benefits.

Non-interest Expense. Non-interest expense include salaries and employee benefits, occupancy and equipment expense, Federal Deposit Insurance Corporation (FDIC) deposit insurance premiums, professional fees, data processing expense, advertising, deposit processing and other items.

Non-interest expense increased $2.1 million, or 20.2%, for the year ended September 30, 2004 compared to the year ended September 30, 2003 and was primarily due to a $1.4 million, or 27.0%, increase in compensation and employee benefit expense. The increase in compensation and employee benefit expense was attributable to an additional $598,000 expense relating to the funding of a non-qualified supplemental retirement plan for certain executive officers. Additionally, the increase occurred due to a $334,000, or 64.7%, increase in the ESOP expense related to the appreciation of the Company's stock value as well as the prepayment of the outstanding loan balance on the original loan. In addition, the Company experienced increase of $463,000 in compensation and benefit expense was due to the hiring of additional personnel for a new branch and for building infrastructure in the lending areas, merit increases and medical costs. In addition, the increase in non-interest expense for fiscal 2004 was due to increases of $148,000, $188,000 and $204,000 in real estate operations, professional fees and other non-interest expenses, respectively.

Non-interest expense decreased $41,000, or 0.4%, for the year ended September 30, 2003 compared to the year ended September 30, 2002 primarily due to the absence of any litigation expenses which amounted $570,000 in fiscal 2002 and which related to the settlement of a lawsuit in the prior year. In addition, the Company experienced decreases of $99,000 and $74,000 in professional fees and advertising expenses, respectively, offset, in part by a $562,000 increase in salaries and employee benefits. Salaries and employee benefits increased primarily due to the increased cost of the ESOP resulting from the appreciation of the Company's stock price as well as general compensation increases and the cost of medical and retirement plans.

Income Taxes. The Company recognized income tax expense of $326,000, or 12.9%, of pre-tax income, for the year ended September 30, 2004, compared to $632,000, or 18.7%, of pre-tax income, for the year ended September 30, 2003. The Company recognized income tax expense of $427,000, or 13.5%, of pre-tax income, for fiscal 2002. The primary reason for the decrease in the Company's effective tax rate for fiscal year 2004 was the reduction in income before income taxes. Comparing fiscal years 2003 and 2002, the increase in the lower effective tax rate in fiscal 2003 reflected the reduced level of tax-free income as well as the increase in income before income taxes.

Liquidity and Capital Resources

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-related securities, sales of loans, maturities of investment securities and other short-term investments, borrowings and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan and mortgage-related securities prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has the ability to obtain advances from the FHLB of Pittsburgh through several credit programs with the FHLB in amounts not to exceed the Bank's maximum borrowing capacity and subject to certain conditions, including holding a predetermined amount of FHLB stock as collateral. As an additional source of funds, the Company has access to the Federal Reserve discount window, but only after it has exhausted its access to the FHLB of Pittsburgh. At September 30, 2004, the Company had $166.4 million of outstanding advances and $3.5 million of overnight borrowings from the FHLB of Pittsburgh.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer term basis, the Company maintains a strategy of investing in various lending products and mortgage-related securities. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage related and investment securities. At September 30, 2004, the total of approved loan commitments outstanding amounted to $2.2 million. At the same date, commitments under unused lines of credit and loans in process on construction loans amounted to an aggregate of $51.9 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2004 totaled $97.4 million. Based upon its historical experience, management believes that a significant portion of maturing deposits will remain with the Company.

The OTS requires that the Bank meet minimum regulatory tangible, core, tier 1 risk-based and total risk based capital requirements. At September 30, 2004, the Bank exceeded all regulatory capital requirements and was deemed a well capitalized institution for regulatory purposes. See Note 11 to the Consolidated Financial Statements.

The Company's assets consist primarily of its investment in the Bank and investments in various corporate debt and equity instruments. Its only material source of income consists of earnings from its investment in the Bank and interest and dividends earned on other investments. The Company, as a separately incorporated holding company, has no significant operations other than serving as the sole stockholder of the Bank and paying interest to its subsidiaries, First Keystone Capital Trust I and II, for junior subordinated debt issued in conjunction with the issuance of trust preferred securities. See Note 17 to the Consolidated Financial Statements. On an unconsolidated basis, the Company has no paid employees. The expenses primarily incurred by the Company relate to its reporting obligations under the Securities Exchange Act of 1934, related expenses incurred as a publicly traded company, and expenses relating to the issuance of the trust preferred securities and the junior subordinated debentures issued in connection therewith. Management believes that the Company has adequate liquidity available to respond to its liquidity demands. Under applicable federal regulations, the Bank may pay dividends to the Company (as sole stockholder) within certain limits after providing written notice to or obtaining the approval of the OTS. See Note 11 of the Consolidated Financial Statements.

Derivative Financial Instruments, Contractual Obligations and Other Commitments

The Company has not used, and has no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes. The Company's primary financial instruments with off-balance sheet risk are limited to loan servicing for others, its obligations to fund loans to customers pursuant to existing commitments and commitments to purchase and sell mortgage loans. In addition, the Company has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect its liquidity or capital resources. The Company has not, and does not intend to, trade in commodity contracts.

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

The Company's contractual cash obligations as of September 30, 2004 are as follows:

	Payments Due by Period:				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)				
Federal Home Loan Bank borrowings	$171,149	$44,610	$ --	$40,846	$85,693
Operating Leases	2,324	289	392	438	1,205
Total Obligations	$173,473	$44,899	$392	$41,284	$86,898

Off-Balance-Sheet Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments (see Note 1 of the "Notes to Consolidated Financial Statements" included in Item 8 herein).

The Company's contingent liabilities and commitments as of September 30, 2004 are as follows:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)				
Line of Credit	$37,043[1]	$ 9,255	$1,717	$4,011	$22,060
Standby letters of credit	169	169	--	--	--
Other commitments to make loans	2,239	2,239	--	--	--
Undisbursed funds on previous disbursed loans	14,163	3,666	7,991	2,506	--
Total	$53,614	$15,329	$9,708	$6,517	$22,060

[1] Includes lines of credit for commercial real estate, commercial loans and home equity loans.

Investment and Mortgage-related Securities

The Company reviews the investment and mortgage-related securities portfolios on a periodic basis to specifically review individual securities for any meaningful decline in market value below amortized cost. The analysis addresses all securities whose fair value is significantly below amortized cost at the time of the analysis, with additional emphasis placed on securities whose fair value has been below amortized cost for an extended period of time. As part of the periodic review process, the Company utilizes the expertise of outside professional asset managers who provide an updated assessment of each issuer's current credit situation based on recent issuer activities, such as quarterly earnings announcements or other pertinent financial news for the issuer, recent developments in a particular industry, economic outlook for a particular industry and rating agency actions.

In addition to issuer-specific financial information and general economic data, the Company also considers the ability and intent of its operations to hold a particular security to maturity or until the market value of the security recovers to a level in excess of the carrying value.

At September 30, 2004, the net unrealized gain on its investment and mortgage-related securities was $2.7 million, or 1.3% of the amortized cost basis. The net unrealized gain on its investment assets at September 30, 2003 was $3.6 million, or 4.9% of the amortized cost basis. The net unrealized gain included gross unrealized gains of $3.9 million and gross unrealized losses of $1.2 million. Of the securities in an unrealized loss position, the unrealized loss position longer than 12 months represents $549,000, or 0.27% of its amortized cost. Securities with an unrealized loss longer than 12 months have a fair value of $29.0 million, of which $13.2 million are mortgage-related.

For all securities that are in an unrealized loss position for an extended period of time, an evaluation is performed of the specific events attributable to the decline in the market value of the security. Factors that are considered are the length of time and extent to which the security's market value has been below cost as well as the general market conditions, industry characteristics and the fundamental operating results of the issuer to determine if the decline is due to changes in interest rates, changes relating to a decline in credit quality of the issuer, or general market conditions. An additional part of the evaluation is the Company's intent and ability to hold the security until its market value has recovered to a level at least equal to the amortized cost. If the security's unrealized loss is other than temporary, a realized loss is recognized in the period in which the decline in value is determined to be other than temporary.

Based on our evaluation as of September 30, 2004, the Company recognized a pre-tax other-than-temporary impairment of $1.1 million with respect to one perpetual preferred security. A number of factors, including the magnitude of the drop in the market value of the security below the Company's cost and recovery is not expected in a reasonable amount of time, resulted in management's determination that the decline in value was other-than-temporary at the end of the fourth quarter of fiscal 2004. The Company believes that all the remaining securities with an unrealized loss position are only temporarily impaired. The Company will continue to review these securities and evaluate the temporary nature of the impairment on a quarterly basis.

Recent Accounting Pronouncements

For discussion of recent accounting pronouncements, see Note 2 of the Consolidated Financial Statements set forth in Item 8 hereof.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure and repricing characteristics of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information required herein is incorporated by reference to "Asset and Liability Management" set forth in Item 7 above.

Deloitte.

Deloitte Touche LLP
22nd Floor
1700 Market Street
Philadelphia, PA 19103-3984

Tel: 215-246-2300
Fax: 215-569-2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
First Keystone Financial, Inc. and subsidiaries
Media, Pennsylvania 19063

We have audited the accompanying consolidated balance sheets of First Keystone Financial, Inc. and subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Keystone Financial, Inc. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, in 2004, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (R).

Deloitte & Touche LLP

December 17, 2004

Member of
Deloitte Touche

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except per share data)

	September 30, 2004	September 30, 2003
ASSETS		
Cash and amounts due from depository institutions	$ 5,185	$ 10,439
Interest-bearing deposits with depository institutions	12,790	10,751
Total cash and cash equivalents	17,975	21,190
Investment securities available for sale	63,615	77,700
Mortgage-related securities available for sale	97,620	124,656
Loans held for sale	172	4,498
Investment securities held to maturity – at amortized cost (approximate fair value of $5,370 and $6,450 at September 30, 2004 and 2003, respectively)	5,287	6,315
Mortgage-related securities held to maturity - at amortized cost (approximate fair value of $37,312 and $3,560 at September 30, 2004 and 2003, respectively)	37,363	3,487
Loans receivable (net of allowance for loan losses of $2,039 and $1,986 at September 30, 2004 and 2003, respectively)	304,248	286,421
Accrued interest receivable	2,577	2,654
Real estate owned	1,229	1,420
Federal Home Loan Bank stock, at cost	9,827	8,294
Office properties and equipment, net	4,275	3,427
Deferred income taxes	657	--
Cash surrender value of life insurance	16,110	15,365
Prepaid expenses and other assets	10,964	4,185
Total Assets	$571,919	$559,612
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$344,880	$362,605
Advances from Federal Home Loan Bank and other borrowings	171,149	136,272
Junior subordinated debentures	21,557	21,593
Accrued interest payable	1,095	1,111
Advances from borrowers for taxes and insurance	815	958
Deferred income taxes	--	581
Accounts payable and accrued expenses	2,725	4,104
Total liabilities	542,221	527,224
Commitments and contingencies (see Note 13 and 14)		
Stockholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued		
Common stock, $.01 par value, 20,000,000 shares authorized; issued 2,712,556 shares; outstanding at September 30, 2004 and 2003, 1,927,744 and 1,925,337 shares, respectively	14	14
Additional paid-in capital	13,622	13,443
Employee stock ownership plan	(3,189)	(830)
Treasury stock at cost: 784,812 and 787,219 shares at September 30, 2004 and 2003, respectively	(11,913)	(11,378)
Accumulated other comprehensive income	1,734	3,069
Retained earnings-partially restricted	29,430	28,070
Total stockholders' equity	29,698	32,388
Total Liabilities and Stockholders' Equity	$571,919	$559,612

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Year Ended September 30,		
	2004	2003	2002
INTEREST INCOME:			
Interest and fees on loans	$17,529	$18,937	$19,379
Interest and dividends on:			
Mortgage-related securities	5,298	4,464	6,441
Investment securities:			
Taxable	2,127	2,295	2,445
Tax-exempt	842	1,040	1,203
Dividends	271	356	430
Interest-bearing deposits	76	120	223
Total interest income	26,143	27,212	30,121
INTEREST EXPENSE:			
Interest on:			
Deposits	5,910	7,352	9,599
Federal Home Loan Bank advances and other borrowings	7,126	6,983	6,941
Junior subordinated debentures	1,676	1,677	1,710
Total interest expense	14,712	16,012	18,250
Net interest income	11,431	11,200	11,871
Provision for loan losses	300	715	540
Net interest income after provision for loan losses	11,131	10,485	11,331
NON-INTEREST INCOME:			
Service charges and other fees	1,235	1,013	1,000
Net gain on sale of:			
Investments and mortgage-related securities	914	600	331
Loans held for sale	54	410	84
Increase in cash surrender value	731	960	680
Other real estate fees	550	--	--
Other income	415	303	168
Total non-interest income	3,899	3,286	2,263
NON-INTEREST EXPENSE:			
Salaries and employee benefits	6,807	5,358	4,796
Occupancy and equipment	1,253	1,242	1,229
Professional fees	867	679	778
Federal deposit insurance premium	53	55	57
Net cost of operation of other real estate	186	38	(4)
Data processing	478	467	478
Advertising	423	397	471
Litigation settlement	--	--	570
Deposit processing	628	562	515
Other	1,806	1,602	1,551
Total non-interest expense	12,501	10,400	10,441
Income before income tax expense	2,529	3,371	3,153
Income tax expense	326	632	427
Net income	$ 2,203	$ 2,739	$ 2,726
Earnings per common share:			
Basic	$ 1.21	$ 1.44	$ 1.42
Diluted	$ 1.14	$ 1.35	$ 1.34

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common stock	Additional paid-in capital	Employee stock ownership plan	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings-partially restricted	Total stockholders' equity
Balance at October 1, 2001	$14	$13,536	$(1,147)	$ (8,583)	$ 2,664	$24,137	$ 30,621
Comprehensive income:							
Net income	--	--	--	--	--	2,726	2,726
Other comprehensive income, net of tax:							
Net unrealized gain on securities net of reclassification adjustment[1]	--	--	--	--	536	--	536
Comprehensive income	--	--	--	--	--	--	3,262
ESOP stock committed to be released	--	--	152	--	--	--	152
Excess of fair value above cost of ESOP shares committed to be released	--	161	--	--	--	--	161
Exercise of stock options	--	(75)	--	421	--	--	346
Purchase of treasury stock	--	--	--	(1,013)	--	--	(1,013)
Dividends paid	--	--	--	--	--	(734)	(734)
Balance at September 30, 2002	14	13,622	(995)	(9,175)	3,200	26,129	32,795
Comprehensive income:							
Net income	--	--	--	--	--	2,739	2,739
Other comprehensive income, net of tax:							
Net unrealized loss on securities net of reclassification adjustment[1]	--	--	--	--	(131)	--	(131)
Comprehensive income	--	--	--	--	--	--	2,608
ESOP stock committed to be released	--	--	165	--	--	--	165
Excess of fair value above cost of ESOP shares committed to be released	--	231	--	--	--	--	231
Exercise of stock options	--	(410)	--	783	--	--	373
Purchase of treasury stock	--	--	--	(2,986)	--	--	(2,986)
Dividends paid	--	--	--	--	--	(798)	(798)
Balance at September 30, 2003	14	13,443	(830)	(11,378)	3,069	28,070	32,388
Comprehensive income:							
Net income	--	--	--	--	--	2,203	2,203
Other comprehensive income, net of tax:							
Net unrealized loss on securities net of reclassification adjustment[1]	--	--	--	--	(1,335)	--	(1,335)
Comprehensive income	--	--	--	--	--	--	818
ESOP stock committed to be released	--	--	220	--	--	--	220
Common stock acquired by stock benefit plan	--	--	(2,579)	--	--	--	(2,579)
Excess of fair value above cost of ESOP shares committed to be released	--	417	--	--	--	--	417
Exercise of stock options	--	(238)	--	804	--	--	566
Purchase of treasury stock	--	--	--	(1,339)	--	--	(1,339)
Dividends paid	--	--	--	--	--	(843)	(843)
Balance at September 30, 2004	$14	$13,622	$(3,189)	$(11,913)	$ 1,734	$29,430	$29,698

[1] Disclosure of reclassification amount, net of tax for the years ended:

	2004	2003	2002
Net unrealized (depreciation) appreciation arising during the year	$ (732)	$ 265	$754
Less: reclassification adjustment for net gains included in net income (net of tax $311, $204 and $113, respectively)	603	396	218
Net unrealized (loss) gain on securities	$(1,335)	$(131)	$536

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended September 30,		
	2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 2,203	$ 2,739	$ 2,726
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for depreciation and amortization	473	426	457
Amortization of premiums and discounts	540	1,203	(4)
Increase in cash surrender value of life insurance	(745)	(1,003)	(341)
(Gain) loss on sales of:			
Loans held for sale	(54)	(410)	(84)
Investment securities available for sale	(587)	(660)	(331)
Mortgage-related securities available for sale	(306)	60	--
Real estate owned	--	1	(124)
Provision for loan losses	300	715	540
Provision for real estate owned losses	--	--	18
Amortization of ESOP	637	396	384
Deferred income taxes	(550)	225	(135)
Changes in assets and liabilities which provided (used) cash:			
Origination of loans held for sale	(9,671)	(30,995)	(3,712)
Loans sold in the secondary market	9,814	26,998	3,436
Accrued interest receivable	77	317	382
Prepaid expenses and other assets	(6,779)	(1,622)	(397)
Accrued interest payable	(16)	(138)	(750)
Accrued expenses	(1,379)	(1,224)	3,619
Net cash (used in) provided by operating activities	(6,043)	(2,972)	5,684
INVESTING ACTIVITIES:			
Loans originated	(130,824)	(174,407)	(172,860)
Purchases of:			
Investment securities available for sale	(8,579)	(23,334)	(37,909)
Investment securities held to maturity	--	(6,329)	--
Mortgage-related securities available for sale	(22,329)	(132,141)	(27,511)
Mortgage-related securities held to maturity	(37,856)	--	--
(Purchase) redemption of FHLB stock	(1,533)	(1,723)	346
Proceeds from sales of investment and mortgage-related securities available for sale	16,464	14,600	8,936
Proceeds from sales of real estate owned	376	150	1,003
Principal collected on loans	116,894	175,198	131,402
Proceeds from maturities, calls or repayments of:			
Investment securities available for sale	13,454	20,793	12,343
Investment securities held to maturity	1,000	--	--
Mortgage-related securities available for sale	40,344	83,135	58,779
Mortgage-related securities held to maturity	3,924	5,369	2,595
Purchase of property and equipment	(1,321)	(362)	(258)
Net expenditures on real estate owned	--	--	(11)
Net cash used in investing activities	(9,986)	(39,051)	(23,145)
FINANCING ACTIVITIES:			
Net (decrease) increase in deposit accounts	(17,725)	31,840	19,164
Net increase in FHLB advances and other borrowings	34,877	10,035	167
Net (decrease) increase in advances from borrowers for taxes and insurance	(143)	126	136
Issuance of junior subordinated debentures	--	--	8,248
Common stock acquired by ESOP	(2,579)	--	--
Repurchase of junior subordinated debentures	--	--	(3,290)
Proceeds from exercise of stock options	566	373	275
Purchase of treasury stock	(1,339)	(2,986)	(1,013)
Cash dividends	(843)	(798)	(734)
Net cash provided by financing activities	12,814	38,590	22,953
(Decrease) increase in cash and cash equivalents	(3,215)	(3,433)	5,492
Cash and cash equivalents at beginning of year	21,190	24,623	19,131
Cash and cash equivalents at end of year	$ 17,975	$ 21,190	$ 24,623
SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH INFORMATION:			
Cash payments for interest on deposits and borrowings	$ 14,728	$ 14,522	$ 17,331
Cash payments of income taxes	959	800	650
Fair value adjustment to investments available for sale	1,074	--	--
Transfer of loans held for sale to loan portfolio	4,186	--	--
Transfers of loans receivable into real estate owned	153	2,122	361

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. Nature of Operations and Organization Structure

The primary business of First Keystone Financial, Inc. (the "Company") is to act as the holding company for its principal wholly owned subsidiary, First Keystone Bank (the "Bank"), a federally chartered stock savings association founded in 1934. The Bank has two active subsidiaries, FKF Management Corp., Inc. which manages investment securities, and State Street Services Corporation, which has ownership interest in a title company as well as a 51% interest in First Keystone Insurance Services ("First Keystone Insurance"), an insurance agency, which is consolidated into the Company's financial statements. Effective with the adoption of FASB Interpretation ("FIN") No. 46 and FIN 46(R) (see Recent Accounting Pronouncements, below), on December 31, 2003 the Company deconsolidated First Keystone Capital Trust I and First Keystone Capital Trust II, collectively, the ("Issuer Trusts").

The primary business of the Bank is to offer a wide variety of commercial and retail products through its branch system located in Delaware and Chester counties in Pennsylvania. The Bank is primarily supervised and regulated by the Office of Thrift Supervision ("OTS").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Company's and the Bank's wholly owned subsidiaries. In addition, the Company consolidates First Keystone Insurance for which one of the Bank's subsidiaries has a 51% ownership interest. The Company evaluated Statement of Financial Accounting Standards ("SFAS") No. 131, "*Disclosure about Segments of an Enterprise and Related Information*," and determined the Company operates in one segment and that is Banking. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity and Securities Available for Sale

Securities held to maturity are carried at amortized cost. Securities are designated as held to maturity only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with the resulting unrealized gains or losses recorded in equity, net of tax. For the years ended September 30, 2004 and 2003, the Company did not maintain a trading portfolio.

Other-Than-Temporary Impairment of Securities

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings equal is recognized.

(Dollars in thousands, except per share data)

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon an evaluation of known and inherent losses in the loan portfolio. Management's evaluation of the portfolio is based upon past loss experience, current economic conditions and other relevant factors. While management uses the best information available to make such evaluation, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Impaired loans are predominantly measured based on the fair value of the collateral. The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of probable losses and impairment existing in the current loan portfolio. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan. An insignificant delay or insignificant shortfall in amounts of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays of less than 90 days are considered to be insignificant. Large groups of smaller balance homogeneous loans, including residential real estate and consumer loans, are collectively evaluated for impairment, except for loans restructured pursuant to a troubled debt restructuring.

Loans secured by residential real estate, including home equity and home equity lines of credit, are classified as nonaccrual at 90 days past due, and are recorded at the lower of cost or market value, less liquidation costs, unless the loans are well-secured and in the process of collection. Loans other than consumer loans are charged-off based on the facts and circumstances of the individual loan. Consumer loans are generally charged-off in the month they become 180 days past due.

Mortgage Banking Activities

The Company originates mortgage loans held for investment and for sale. At origination, the mortgage loan is identified as either held for sale or for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis.

At September 30, 2004, 2003 and 2002, loans serviced for others totaled approximately $50,862, $51,547 and $51,826, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds aggregating approximately $318 and $603 at September 30, 2004 and 2003, respectively.

The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a continual basis. At September 30, 2004 and 2003, mortgage servicing rights totaling $240 and $198, respectively, were included in other assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control is surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Recognition on Loans

Interest on loans is credited to income when earned. Accrual of loan interest is discontinued and a reserve established through a charge to interest income on existing accruals if management believes after considering, among other things, economic and business conditions and collection efforts, that the borrowers financial condition is such that collection of interest is doubtful. Payments received on non-accrual loans shall be applied to the oldest unpaid balance.

(Dollars in thousands, except per share data)

Real Estate Owned

Real estate owned consists of properties acquired by foreclosure or deed in-lieu of foreclosure. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense.

Office Properties and Equipment

Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets which range from two to 40 years. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized.

Cash Surrender Value of Life Insurance

The Bank funded the purchase of insurance policies on the lives of certain officers and employees of the Bank. The Company has recognized any increase in cash surrender value of life insurance, net of insurance costs in the consolidated statements of income. The cash surrender value of the insurance policies is recorded as an asset in the statements of financial condition.

Interest Rate Risk

At September 30, 2004 and 2003, the Company's assets consisted primarily of assets that earned interest at either adjustable or fixed interest rates and the average life of which is longer term. These assets were funded primarily with shorter term liabilities that have interest rates which vary over time with market rates and, in some cases, certain call features that are affected by changes in market rates of interest. The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

Earnings Per Share

Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed based on the weighted average number of shares of common stock outstanding increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of stock options. Weighted average shares used in the computation of earnings per share were as follows:

	Year Ended September 30,		
	2004	2003	2002
Average common shares outstanding	1,786,047	1,901,682	1,915,818
Increase in shares due to options	106,986	127,310	118,100
Adjusted shares outstanding - diluted	1,893,033	2,028,992	2,033,918

For the years ended September 30, 2004 and 2003, there were no outstanding options that were antidilutive. For the year ended September 30, 2002, 9,000 shares related to outstanding options were excluded from the calculation of diluted EPS because the effect was antidilutive.

(Dollars in thousands, except per share data)

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Stock Options

The Company accounts for stock options in accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation,"* which allows an entity to choose between the intrinsic value method, as defined in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if stock-based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and, accordingly, has not recognized compensation expense under this method.

Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

	Year Ended September 30,		
	2004	2003	2002
Net income:			
As reported	$2,203	$2,739	$2,726
Pro forma	2,183	2,665	2,649
Net income per common and common equivalent share:			
Earnings per common share - diluted			
- As reported	$1.14	$ 1.35	$ 1.34
- Pro forma	1.13	1.31	1.30
Weighted average fair value of options granted during the period	N/A	$ 4.83	$ 9.67

The binomial option-pricing model was used to determine the fair value of options at the grant date. Significant assumptions used to calculate the above fair value of the awards are as follows:

	September 30,		
	2004	2003	2002
Risk-free interest rate of return	N/A	3.03%	2.98%
Expected option life (months)	N/A	100	100
Expected volatility	N/A	27%	73%
Expected dividends	N/A	1.8%	2.8%

Other Comprehensive Income

The Company presents as a component of comprehensive income the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

(Dollars in thousands, except per share data)

Accounting for Derivative Instruments

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS Statement No.149, *"Amendment of Statement No.133 on Derivative Instruments and Hedging Activities,"* which establishes accounting and reporting standards for derivative instruments, including derivatives imbedded in other contracts and hedging activities. SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities,"* as amended by SFAS Nos. 137 and 138 and interpreted by the FASB and the Derivative Implementation Group through Statement 133 Implementation Issues, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. In accordance with SFAS No. 149 and SFAS No. 133, the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Currently, the Company does not have any embedded derivatives and does not employ hedging activities.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with depository institutions.

Recent Accounting Pronouncements

In November 2002, the FASB issued FIN No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others."* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FIN No. 34, *"Disclosure of Indirect Guarantees of Indebtedness of Others,"* which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company currently has no guarantees that would be required to be recognized, measured or disclosed under this Interpretation.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued a revision of FIN 46 (FIN 46(R)). The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *"Consolidated Financial Statements,"* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has participated in the issue of trust preferred securities through trusts established for such purpose. These trusts are subject to the requirements of FIN No. 46 and FIN No. 46(R). Effective December 31, 2003, the Company adopted FIN No. 46(R). requiring the Company to deconsolidate the trust preferred security trusts. The Company previously classified its trust preferred securities after total liabilities and before stockholders' equity on the Consolidated Statements of Financial Condition. Under the provisions of FIN No. 46(R), these securities were reclassified as borrowed funds effective December 31, 2003. Additionally, the related dividends were reclassified from non-interest expense and included in interest expense in the consolidated statements of income. Reclassifications of prior period amounts were made to conform to this presentation. The Company is not a party to any other variable interest entities covered by FIN No. 46(R). The adoption of FIN No. 46(R) did not have a material impact on the Company's financial statements.

(Dollars in thousands, except per share data)

In May 2003, the FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.*" This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB is addressing certain implementation issues associated with the application of SFAS No. 150. In October 2003, the FASB decided to defer certain provisions of SFAS No. 150 related to mandatorily redeemable financial instruments representing non-controlling interests in subsidiaries included in consolidated financial statements. The Company will monitor the actions of the FASB and assess the impact, if any, that these actions may have on the Company's financial statements. Currently, the Company has no financial instruments entered into or modified that require application of this Statement. The adoption of this Statement did not have a material impact on the Company's financial condition or results of operations.

In March 2004, the FASB Emerging Issues Task Force ("EITF") reached a consensus regarding EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. However, the guidance contained in paragraphs 10-20 of this Issue has been delayed by FASB Staff Position ("FSP") EITF Issue 03-1-1, "*Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,*" posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1a, "*Implication Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*" The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment. The disclosures continue to be effective for the Company's consolidated financial statements for fiscal years ending after December 15, 2003, for investments accounted for under SFAS No. 115 and No. 124. For all other investments within the scope of this Issue, the disclosures continue to be effective for fiscal years ending after June 15, 2005. The additional disclosures for cost method investments continue to be effective for fiscal years ending after June 15, 2004.

Reclassifications

Certain reclassifications have been made to the September 30, 2003 and 2002 consolidated financial statements to conform with the September 30, 2004 presentation. Such reclassifications had no impact on the reported net income.

(Dollars in thousands, except per share data)

3. **Investment Securities**

The amortized cost and approximate fair value of investment securities available for sale and investment securities held to maturity are as follows:

	September 30, 2004			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:				
U.S. Treasury securities and securities Of U.S. Government agencies:				
1 to 5 years	$14,694	$ --	$(199)	$14,495
5 to 10 years	--	--	--	--
Municipal obligations	11,963	418	--	12,381
Corporate bonds	13,309	770	(5)	14,074
Mutual funds	14,009	--	(205)	13,804
Asset-backed securities	1,189	8	--	1,197
Preferred stocks	3,900	--	--	3,900
Other equity investments	1,755	2,009	--	3,764
Total	$60,819	$3,205	$(409)	$63,615
Held to Maturity:				
Municipal obligations	$ 3,260	$ 50	$ --	$ 3,310
Corporate bonds	2,027	33	--	2,060
Total	$ 5,287	$ 83	$ --	$ 5,370

Provided below is a summary of investment securities available for sale and held to maturity which were in an unrealized loss position at September 30, 2004.

	Loss Position Less than 12 Months		Loss Position 12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and agency bonds	$12,544	$(150)	$ 1,951	$ (49)	$14,495	$(199)
Corporate bonds	1,995	(5)	--	--	1,995	(5)
Mutual fund	--	--	13,804	(205)	13,804	(205)
Total	$14,539	$(155)	$15,755	$(254)	$30,294	$(409)

At September 30, 2004, investment securities in a gross unrealized loss position for twelve months or longer consist of two securities having an aggregate depreciation of 1.6% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent upon the movement in market interest rates. Although the fair value will fluctuate as the market interest rates move, the majority of the Company's investment portfolio consists of low risk securities from government agencies. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Management does not believe any individual unrealized loss as of September 30, 2004 represents an other-than-temporary impairment.

(Dollars in thousands, except per share data)

Based on management's evaluation as of September 30, 2004, the Company recognized a pre-tax other-than-temporary impairment of $1.1 million resulting from a determination that a $5.0 million investment available for sale in Federal Home Loan Mortgage Corporation ("FHLMC") floating rate perpetual preferred stock was impaired due to its decline in value and a determination that it is not expected to recover in the near future. The FHLMC preferred stock is rated AA- and is fully performing.

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:				
U.S. Treasury securities and securities Of U.S. Government agencies:				
1 to 5 years	$13,020	$ 35	$ (51)	$ 13,004
5 to 10 years	4,880	139	(31)	4,988
Municipal obligations	14,112	503	--	14,615
Corporate bonds	17,567	1,288	(332)	18,523
Mutual funds	14,009	--	(57)	13,952
Asset-backed securities	1,911	11	--	1,922
Preferred stocks	5,474	34	(524)	4,984
Other equity investments	3,126	2,586	--	5,712
Total	$74,099	$4,596	$ (995)	$ 77,700
Held to Maturity:				
Municipal obligations	$ 3,261	$ 19	$ --	$ 3,280
Corporate bonds	3,054	116	--	3,170
Total	$ 6,315	$ 135	$ --	$ 6,450

For the years ended September 30, 2004, 2003 and 2002, proceeds from sales of investment securities available for sale amounted to $9,986, $7,309 and $7,066, respectively. For such periods, gross realized gains on sales amounted to $1,716, $660 and $351, respectively, while gross realized losses amounted to $61, $0 and $20, respectively. The tax provision applicable to these net realized gains and losses amounted to $583, $224 and $112, respectively. Gains are realized and recorded on specific identification method.

Investment securities with an aggregate carrying value of $4,906 and $4,930 were pledged as collateral at September 30, 2004 and 2003, respectively for financings (see Note 8).

(Dollars in thousands, except per share data)

4. Mortgage-Related Securities

Mortgage-related securities available for sale and mortgage-related securities held to maturity are summarized as follows:

	September 30, 2004			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:				
FHLMC pass-through certificates	$ 5,838	$ 15	$ (42)	$ 5,811
FNMA pass-through certificates	42,805	259	(203)	42,861
GNMA pass-through certificates	1,250	20	--	1,270
Collateralized mortgage obligations	47,895	141	(358)	47,678
Total	$97,788	$435	$(603)	$97,620
Held to Maturity:				
FHLMC pass-through certificates	$16,226	$ 85	$(101)	$16,210
FNMA pass-through certificates	20,613	74	(106)	20,581
Collateralized mortgage obligations	524	--	(3)	521
Total	$37,363	$159	$(210)	$37,312

Provided below is a summary of mortgage-related securities available for sale and held to maturity which were in an unrealized loss position at September 30, 2004.

	Loss Position Less than 12 Months		Loss Position 12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Pass-through certificates	$30,639	$(285)	$ 6,859	$(167)	$37,498	$(452)
Collateralized mortgage obligations	26,003	(233)	6,344	(128)	32,347	(361)
Total	$56,642	$(518)	$13,203	$(295)	$69,845	$(813)

At September 30, 2004, mortgage-related securities in a gross unrealized loss position for twelve months or longer consist of seven securities having an aggregate depreciation of 2.2% from the Company's amortized cost basis. Management does not believe any individual unrealized loss as of September 30, 2004 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-related securities relate primarily to securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and private institutions. The majority of the unrealized losses associated with mortgage-related securities are primarily attributable to changes in interest rates and not from the deterioration of the creditworthiness of the issuer.

(Dollars in thousands, except per share data)

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:				
FHLMC pass-through certificates	$ 6,862	$ 126	$ (38)	$ 6,950
FNMA pass-through certificates	45,740	412	(122)	46,030
GNMA pass-through certificates	13,043	596	--	13,639
Collateralized mortgage obligations	57,961	433	(357)	58,037
Total	$ 123,606	$1,567	$(517)	$124,656
Held to Maturity:				
FHLMC pass-through certificates	$ 478	$ 22	$ --	$ 500
FNMA pass-through certificates	2,123	40	(3)	2,160
Collateralized mortgage obligations	886	14	--	900
Total	$ 3,487	$ 76	$ (3)	$ 3,560

The collateralized mortgage obligations contain both fixed and adjustable-rate classes of securities which are repaid in accordance with a predetermined priority. The underlying collateral of the securities consisted of loans which are primarily guaranteed by FHLMC, FNMA and GNMA.

For the years ended September 30, 2004 and 2003, proceeds from sales of mortgage-related securities available for sale amounted to $7,174 and $7,485, respectively. Gross realized gains amounted to $299 and $39 for the years ended September 30, 2004 and 2003, respectively. Gross realized losses amounted to $4 for the year ended September 30, 2004. The tax provision (benefit) applicable to these net realized gains and losses amounted to $102 and $(38) for the years ended September 30, 2004 and 2003, respectively. Gains are realized and recorded on specific identification method. During the year ended September 30, 2002, there were no sales of mortgage-related securities.

Mortgage-related securities with aggregate carrying values of $17,064 and $13,059 were pledged as collateral at September 30, 2004 and 2003, respectively, for municipal deposits and financings (see Note 8).

5. Accrued Interest Receivable

The following is a summary of accrued interest receivable by category:

	September 30, 2004	September 30, 2003
Loans	$1,401	$ 1,438
Mortgage-related securities	524	513
Investment securities	652	703
Total	$2,577	$ 2,654

(Dollars in thousands, except per share data)

6. Loans Receivable

Loans receivable consist of the following:

	September 30, 2004	September 30, 2003
Single-family	$163,907	$166,042
Construction and land	38,078	28,975
Multi-family and commercial	64,509	59,022
Home equity and lines of credit	43,621	33,459
Consumer loans	1,471	1,438
Commercial loans	10,624	10,161
Total loans	322,210	299,097
Loans in process	(15,807)	(10,655)
Allowance for loan losses	(2,039)	(1,986)
Deferred loan fees	(116)	(35)
Loans receivable net	$304,248	$286,421

The Company originates loans primarily in its local market area of Delaware and Chester Counties, Pennsylvania to borrowers that share similar attributes. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

The Company participated in the origination and sale of fixed-rate single-family residential loans in the secondary market. The Company recognized gains on sale of conforming agency loans held for sale of $54, $410 and $84 for fiscal years ended September 30, 2004, 2003 and 2002, respectively.

The Company offers loans to its directors and senior officers on terms permitted by Regulation O. There were approximately $2,985, $2,068 and $1,578 of loans outstanding to senior officers and directors as of September 30, 2004, 2003 and 2002, respectively. The amount of repayments during the years ended September 30, 2004, 2003 and 2002, totaled $458, $1,038 and $948, respectively. There were $1,375, $1,527and $725 of new loans granted during fiscal years 2004, 2003 and 2002, respectively.

The Company had undisbursed portions under consumer and commercial lines of credit as of September 30, 2004 of $24,863 and $12,690, respectively.

(Dollars in thousands, except per share data)

The Company originates both adjustable and fixed interest rate loans and purchases mortgage-related securities in the secondary market. The originated adjustable-rate loans have annual and lifetime interest rate adjustment limitations and are generally indexed to U.S. Treasury securities plus a fixed margin. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short-term deposits that have been the primary funding source for these loans. The adjustable-rate mortgage-related securities adjust to various national indices plus a fixed margin. At September 30, 2004, the composition of these loans and mortgage-related securities was as follows:

Fixed-Rate

Term to Maturity	Book Value
1 month to 1 year	$ 2,598
1 year to 3 years	3,665
3 years to 5 years	15,800
5 years to 10 years	88,601
Over 10 years	172,545
Total	$283,209

Adjustable-Rate

Term to Rate Adjustment	Book Value
1 month to 1 year	$ 69,396
1 year to 3 years	29,076
3 years to 5 years	59,705
Total	$158,177

The following is an analysis of the allowance for loan losses:

	Year Ended September 30,		
	2004	2003	2002
Beginning balance	$1,986	$2,358	$ 2,181
Provisions charged to income	300	715	540
Charge-offs	(321)	(1,102)	(373)
Recoveries	74	15	10
Total	$2,039	$1,986	$ 2,358

At September 30, 2004 and 2003, non-performing loans (which include loans in excess of 90 days delinquent) amounted to approximately $2,033 and $1,556, respectively. At September 30, 2004, non-performing loans consisted of loans that were collectively evaluated for impairment.

As of September 30, 2004 and 2003, the Company had impaired loans with a total recorded investment of $0 and $320, respectively, and an average recorded investment of $85,000 and $2.3 million, respectively. There was not any cash basis interest income recognized on these impaired loans during the years ended September 30, 2004 and 2003. Interest income of approximately $8, $168 and $150, respectively, was not recognized as interest income due to the non-accrual status of loans during 2004, 2003 and 2002.

(Dollars in thousands, except per share data)

7. Office Properties and Equipment

Office properties and equipment are summarized by major classification as follows:

	September 30, 2004	September 30, 2003
Land and buildings	$7,038	$ 6,082
Furniture, fixtures and equipment	4,921	4,555
Total	11,959	10,637
Accumulated depreciation and amortization	(7,684)	(7,210)
Net	$4,275	$ 3,427

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2004 are as follows:

September 30,	
2005	$ 289
2006	194
2007	199
2008	214
2009	223
Thereafter	1,205
Total minimum future rental payments	$2,324

Leasehold expense was approximately $356, $375 and $335 for the years ended September 30, 2004, 2003 and 2002, respectively.

Depreciation expense amounted to $473, $426 and $457 for the years ended September 30, 2004, 2003 and 2002, respectively.

8. Deposits

Deposits consist of the following major classifications:

	September 30,			
	2004		2003	
	Amount	Percent	Amount	Percent
Non-interest-bearing	$ 21,046	6.1%	$ 20,917	5.8%
NOW	55,864	16.2	60,221	16.6
Passbook	51,371	14.9	47,089	13.0
Money Market	51,682	15.0	55,889	15.4
Certificates of Deposit	164,917	47.8	178,489	49.2
Total	$344,880	100.0%	$362,605	100.0%

The weighted average interest rates paid on deposits were 1.66% and 1.77% at September 30, 2004 and 2003, respectively.

Included in deposits as of September 30, 2004 and 2003 are deposits greater than $100 totaling approximately $96,891 and $103,734, respectively. Deposits in excess of $100 are not federally insured.

At September 30, 2004 and 2003, the Company had pledged certain mortgage-related securities aggregating approximately $17,064 and $12,867, respectively, as collateral for municipal deposits.

(Dollars in thousands, except per share data)

A summary of scheduled maturities of certificates is as follows:

	September 30,	
	2004	2003
Within one year	$ 97,389	$106,631
One to two years	32,530	42,069
Two to three years	10,455	7,962
Thereafter	24,543	21,827
Total	$164,917	$178,489

A summary of interest expense on deposits is as follows:

	Year Ended September 30,		
	2004	2003	2002
NOW	$ 287	$ 316	$ 401
Passbook	473	530	750
Money Market	606	736	1,036
Certificates of Deposit	4,544	5,771	7,412
Total	$5,910	$7,353	$ 9,599

9. **Borrowings**

A summary of borrowings is as follows:

	September 30,	
	2004	2003
FHLB advances	$166,387	$126,403
Repurchase agreements	1,110	2,885
FHLB overnight borrowings	3,500	6,800
Other	152	184
Total borrowings	$171,149	$136,272

Advances from the FHLB bear fixed interest rates with remaining periods until maturity, summarized as follows:

	September 30,	
	2004	2003
Over one year through five years (1)	$ 80,695	$ 25,704
Over five years through ten years (1)	85,499	100,500
Over 10 years	193	199
	$166,387	$126,403

(1) Although the remaining maturities of these borrowings are between one and ten years, the FHLB has the right to convert these advances to adjustable-rate advances. The amount of FHLB advances with the convertible feature at September 30, 2004, which are subject to conversion in each of fiscal 2005 and 2006, is $151.0 million and $15.0 million, respectively.

Included in the table above at September 30, 2004 and 2003 are FHLB advances whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to the London Interbank Offered Rate (LIBOR). The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the periods in which they mature. The average balance of FHLB advances was $166.4 million with an average cost of 4.11% for the year ended September 30, 2004.

Advances from the FHLB are collateralized by all FHLB stock owned by the Bank in addition to a blanket pledge of eligible assets in an amount required to be maintained so that the estimated fair value of such eligible assets exceeds, at all times, 110% of the outstanding advances.

(Dollars in thousands, except per share data)

The Company enters into sales of securities under agreements to repurchase. These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of financial condition. The securities underlying the agreements are delivered to the dealer with whom each transaction is executed. The dealers, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations, agree to resell to the Company substantially the same securities at the maturities of the agreements. The Company retains the right of substitution of collateral throughout the terms of the agreement.

At September 30, 2004, outstanding FHLB repurchase agreements were secured by U.S. Government securities. The average balance of FHLB repurchase agreements during the year ended September 30, 2004 was $2.3 with an average cost of 27 basis points. The maximum amount outstanding at any month end during the year ended September 30, 2004 was $2.9 million.

At September 20, 2003, outstanding FHLB repurchase agreements were secured by US Government securities. The average balance of FHLB repurchase agreements during the year ended September 30, 2003 was $8 with an average cost of 25 basis points. The maximum amount outstanding at any month end during the year ended September 30, 2003 was $2.9 million.

10. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets of greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs.

Retained earnings at September 30, 2004 and 2003 included approximately $2.5 million representing bad debt deductions for which no income tax has been provided.

Income tax expense is comprised of the following:

	Year Ended September 30,		
	2004	2003	2002
Federal:			
Current	$ 876	$407	$562
Deferred	(550)	225	(135)
State	--	--	--
Total	$ 326	$632	$427

The tax effect of temporary differences that give rise to significant portions of the deferred tax accounts, calculated at 34%, is as follows:

	September 30,	
	2004	2003
Deferred tax assets:		
Accelerated depreciation	$ 402	$ 374
Allowance for loan losses	695	689
Realized loss on available for sale securities	374	--
Accrued expenses	507	297
Other	--	--
Total deferred tax assets	1,978	1,360
Deferred tax liabilities:		
Deferred loan fees	(303)	(310)
Unrealized gain on available for sale securities	(893)	(1,581)
Other	(125)	(50)
Total deferred tax liabilities	(1,321)	(1,941)
Net deferred income taxes	$ 657	$ (581)

(Dollars in thousands, except per share data)

The Company's effective tax rate is less than the statutory federal income tax rate for the following reasons:

	Year ended September 30,					
	2004		2003		2002	
	Amount	Percentage of Pretax Income	Amount	Percentage of Pretax Income	Amount	Percentage of Pretax Income
Tax at statutory rate	$860	34.0%	$1,146	34.0%	$1,072	34.0%
Decrease in taxes resulting from:						
Tax exempt interest, net	(246)	(9.7)	(274)	(8.2)	(290)	(9.2)
Increase in cash surrender value	(206)	(8.2)	(223)	(6.6)	(231)	(7.4)
Dividend received deduction	(49)	(1.9)	(45)	(1.3)	(59)	(1.9)
Other	(33)	(1.3)	28	0.8	(65)	(2.0)
Total	$326	12.9%	$ 632	18.7%	$ 427	13.5%

11. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of tangible and core capital (as defined in the regulations) to adjusted assets (as defined), and of Tier I and total capital (as defined) to average assets (as defined). Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2004, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be considered as well capitalized, the Bank must maintain minimum total risk-based, Tier-1 risk-based, and Tier-1 core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		Required for Capital Adequacy Purpose		Well Capitalized Under Prompt Corrective Action	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
At September 30, 2004:						
Core Capital (to Adjusted Tangible Assets)	$46,535	8.21%	$22,667	4.0%	$28,334	5.0%
Tier I Capital (to Risk-Weighted Assets)	46,535	14.03	N/A	N/A	19,905	6.0
Total Capital (to Risk-Weighted Assets)	48,300	14.56	26,540	8.0	33,175	10.0
Tangible Capital (to Tangible Assets)	46,535	8.21	8,500	1.5	N/A	N/A
At September 30, 2003:						
Core Capital (to Adjusted Tangible Assets)	$43,852	8.0%	$21,972	4.0%	$27,465	5.0%
Tier I Capital (to Risk-Weighted Assets)	43,852	14.4	N/A	N/A	18,268	6.0
Total Capital (to Risk-Weighted Assets)	45,564	15.0	24,357	8.0	30,446	10.0
Tangible Capital (to Tangible Assets)	43,852	8.0	8,240	1.5	N/A	N/A

(Dollars in thousands, except per share data)

The Bank's capital at September 30, 2004 and 2003 for financial statement purposes differs from tangible, core (leverage), and Tier-1 risk-based capital amounts by $16,767 and $11,464, respectively, representing the inclusion for regulatory capital purposes of unrealized gain on securities available for sale and a portion of capital securities (see Note 17) that qualifies as regulatory capital as well as adjustments to the Bank's capital that do not affect the parent company.

At September 30, 2004 and 2003, total risk-based capital, for regulatory requirements, was increased by $1,765 and $1,712, respectively, of general loan loss reserves, for a total of $48,300 and $45,564, respectively.

At the date of the Bank's conversion from the mutual to stock form in January 1995 (the "Conversion"), the Bank established a liquidation account in an amount equal to its retained income as of August 31, 1994. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account is reduced annually to the extent that eligible account holders and supplemental eligible account holders (as such terms are defined in the Bank's plan of conversion) have reduced their qualifying deposits as of each anniversary date. Subsequent increases in such balances will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The principal source of cash flow for the Company is dividends from the Bank. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payment of dividends by the Bank is dependent on individual regulatory capital requirements, levels of profitability, and safety and soundness concerns. In addition, loans or advances made by the Bank to the Company are generally limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Accordingly, funds available for loans or advances by the Bank to the Company amounted to $4,694.

12. Employee Benefits

401(k) Profit Sharing Plan

The Bank's 401(k) profit sharing plan covers substantially all full-time employees of the Company and provides for pre-tax contributions by the employees with matching contributions at the discretion of the Board of Directors determined at the beginning of the calendar year. All amounts are fully vested. For calendar years 2003, 2002 and 2001, the Company matched twenty-five cents for every dollar contributed up to 5% of a participant's salary. The profit sharing expense for the plan was $37, $38 and $36 for the years ended September 30, 2004, 2003 and 2002, respectively.

Employee Stock Ownership Plan

In connection with the Conversion, the Company established an employee stock ownership plan ("ESOP") for the benefit of eligible employees. During fiscal 2004, the ESOP purchased an additional 96,208 shares of common stock. At September 30, 2004, 263,493 shares were committed to be released, of which 24,669 shares have not yet been allocated to participant accounts. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, "*Employers Accounting for Employee Stock Ownership Plans*," which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, this difference is charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense in any given period to fluctuate from period to period as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. The Company's ESOP, which is internally leveraged, does not report the loans receivable extended to the ESOP as assets and does not report the ESOP debt due the Company. The Company recorded compensation and employee benefit expense related to the ESOP of $850, $516 and $395 for the years ended September 30, 2004, 2003 and 2002, respectively.

(Dollars in thousands, except per share data)

Recognition and Retention Plan

Under the 1995 Recognition and Retention Plan and Trust (the "RRP"), there are 81,600 shares authorized under the RRP. At September 30, 2002, the Company awarded 79,350 shares to the Company's non-employee directors and executive officers subject to vesting and other provisions of the RRP. At September 30, 2004, all the shares awarded had been allocated to plan participants. Since all the shares awarded have been allocated, no compensation expense was recognized relating to the RRP for fiscal years ended September 30, 2004, 2003 and 2002.

Stock Option Plans

Under the 1995 Stock Option Plan (the "Option Plan"), common stock totaling 272,000 shares has been reserved for issuance pursuant to the exercise of options. During fiscal year 1999, stockholders approved the adoption of the 1998 Stock Option Plan ("1998 Option Plan") (collectively with the Option Plan, the "Plans") which reserves an additional 111,200 shares of common stock for issuance. Options covering an aggregate of 357,106 shares have been granted to the Company's executive officers, nonemployee directors and other key employees, subject to vesting and other provisions of the Plans. At September 30, 2004, 2003 and 2002, the number of shares exercisable was 181,023, 210,209 and 261,913, respectively, and the weighted average exercise price of those options was $9.84, $9.19 and $8.91, respectively.

The following table summarizes transactions regarding the stock option plans:

	Number of Option Shares	Exercise Price Range	Weighted Average Exercise Price per share
Outstanding at October 1, 2001	324,533	$ 7.50 – 14.25	$ 9.11
Granted	13,300	14.84 – 16.15	15.73
Exercised	(30,856)	7.50 – 12.38	7.97
Outstanding at September 30, 2002	306,977	$ 7.50 – 16.15	$ 9.52
Granted	3,000	16.15 – 16.15	16.15
Exercised	(62,678)	7.50 – 14.25	8.79
Outstanding at September 30, 2003	247,299	$ 7.50 – 16.15	$ 9.78
Granted	--	--	--
Exercised	(54,436)	$ 7.50 – 14.25	8.39
Outstanding at September 30, 2004	192,863	$ 7.50 – 16.15	$10.17

A summary of the exercise price range at September 30, 2004 is as follows:

Number of Option Shares	Exercise Price Range	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
101,743	$ 7.50 – 10.13	1.31	$ 7.66
91,120	12.13 – 16.15	5.50	12.96
192,863	$ 7.50 – 16.15	3.29	$10.17

(Dollars in thousands, except per share data)

Supplemental Retirement Benefits

During fiscal 2004, the Bank implemented a defined contribution supplemental executive retirement plan (the "SERP") covering certain senior executive officers of the Bank. For the initial year of the SERP, the crediting rate on the amounts contributed was established at 5.0% and will remain in effect until such time that the Company's Compensation Committee administering the SERP chooses to change it. Upon retirement of a participant, he or she will receive his or her account balance paid out in equal annual payments for a period not to exceed 15 years provided that a participant did not make a prior election to receive his or her distribution in a lump sum. The SERP also provides for benefits in the event of the death of the participant or the termination of the employment of the participant subsequent to a change in control of the Company.

In addition, the Bank previously maintained split dollar insurance arrangements with certain senior executive officers. Such arrangements were terminated in December 2003. For the fiscal years ended September 30, 2004 and 2003, the pension expense relating to supplemental retirement benefits was approximately $837 and $444, respectively. For fiscal year ended September 30, 2002, the pension expense of $431 was related to the write-down in the cash surrender value of certain life insurance policies established for the purpose of providing such supplemental retirement benefits.

The Bank also provides supplemental retirement benefits to certain directors and Advisory Board members. The expense relating to this plan was approximately $88, $65 and $18 for the years ended September 30, 2004, 2003 and 2002, respectively.

13. Derivative Financial Instruments

The Company concurrently adopted the provisions of SFAS No. 133, and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133"* on October 1, 2000. The Company adopted the provisions of SFAS No. 149 effective July 1, 2003. The Company's derivative instruments outstanding during fiscal year end September 30, 2004 include commitments to fund loans held-for-sale and forward loan sale agreements.

The Company adopted new accounting requirements relating to SFAS No. 149 which requires that mortgage loan commitments related to loans originated for sale be accounted for as derivative instruments. In accordance with SFAS No. 133 and SFAS No. 149, derivative instruments are recognized in the statement of financial condition at fair value and changes in the fair value thereof are recognized in the statement of operations. The Company originates single-family residential loans for sale pursuant to programs with FHLMC. Under the structure of the programs, at the time the Company initially issues a loan commitment in connection with such programs, it does not lock in a specific interest rate. At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with respect to the sale of such loan at a set price in an effort to manage the interest rate risk inherent in the locked loan commitment. The forward loan sale agreement also meets the definition of a derivative instrument under SFAS No. 133. Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate to the time the Company funds the loan and sells it to FHLMC is generally 60 days. The fair value of each instrument will rise or fall in response to changes in market interest rates subsequent to the dates the interest rate locks and forward loan sale agreements are entered into. In the event that interest rates rise after the Company enters into an interest rate lock, the fair value of the loan commitment will decline. However, the fair value of the forward loan sale agreement related to such loan commitment should increase by substantially the same amount, effectively eliminating the Company's interest rate and price risk.

At September 30, 2004, the Company had $1.3 million of loan commitments outstanding related to loans being originated for sale which were subject to interest rate locks. At September 30, 2004, the Company had $1.3 million of forward loan sale agreements. The Company concluded that the fair value of these derivative instruments involving loan commitments were not material to the consolidated statements of the financial condition and operations of the Company as of and for the year ended September 30, 2004.

(Dollars in thousands, except per share data)

14. Commitments and Contingencies

The Company has outstanding loan commitments, excluding undisbursed portion of loans in process and equity lines of credit, of approximately $2,239 and $5,922 as of September 30, 2004 and 2003, respectively, all of which are expected to be funded within four months. Of these commitments outstanding, the breakdown between fixed and adjustable-rate loans is as follows:

	September 30,	
	2004	2003
Fixed-rate (ranging from 4.74% to 6.25%)	$1,924	$5,578
Adjustable-rate	315	344
Total	$2,239	$5,922

Depending on cash flow, interest rate, risk management and other considerations, longer term fixed-rate residential loans are sold in the secondary market. There was approximately $1,256 and $1,307 in outstanding commitments to sell loans at September 30, 2004 and 2003, respectively.

In the fourth quarter of fiscal 2002, the Company settled a lawsuit related to certain loan sales. The lawsuit was instituted by the purchaser of five residential mortgage loans from the Bank that alleged that it suffered losses in connection with these loans and that the Bank was required to purchase the loans or compensate the purchaser for its alleged losses. The Bank settled all the purchaser's claims for $570.

There are various claims and pending actions against the Company and its subsidiaries arising out of the conduct of its business. In the opinion of the Company's management and based upon advice of legal counsel, the resolution of these matters will not have a material adverse impact on the consolidated financial position or the results of operations of the Company and its subsidiaries.

15. Related Party Transactions

The Company retains the services of a law firm in which one of the Company's directors is a member. In addition to providing general legal counsel to the Company, the firm also prepares mortgage documents and attends loan closings for which it is paid directly by the borrower.

The Company utilizes two of the Company's directors as consultants on various real estate and general business matters. In addition, one of the Company's board members has an interest in an insurance agency, First Keystone Insurance Services, LLC, in which one of the Bank's subsidiaries has a 51% ownership interest and, therefore, First Keystone Insurance is consolidated with the Company's financial statements.

(Dollars in thousands, except per share data)

16. Fair Value of Financial Instruments

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	September 30,			
	2004		2003	
	Carrying/ Notional Amount	Estimated Fair Value	Carrying/ Notional Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 17,975	$ 17,975	$ 21,190	$ 21,190
Investment securities	68,902	68,985	84,015	84,150
Loans	304,248	299,287	286,421	287,996
Loans held for sale	172	172	4,498	4,498
Mortgage-related securities	134,983	134,932	128,143	129,646
FHLB stock	9,827	9,827	8,294	8,294
Liabilities:				
Passbook deposits	51,371	51,371	47,089	47,089
NOW and money market deposits	107,546	107,546	116,110	116,110
Certificates of deposit	164,917	163,801	178,489	179,699
Borrowings	171,149	171,416	136,272	137,709
Off balance sheet commitments	51,921	51,921	43,024	43,024

The fair value of cash and cash equivalents is their carrying value due to their short-term nature. The fair value of investments and mortgage-related securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The fair value of loans is estimated, based on present values using approximate current entry value interest rates, applicable to each category of such financial instruments. The fair value of FHLB stock approximates its carrying amount.

The fair value of NOW deposits, money market deposits and passbook deposits is the amount reported in the financial statements. The fair value of certificates of deposit and FHLB advances is based on a present value estimate, using rates currently offered for deposits and borrowings of similar remaining maturity.

Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings.

No adjustment was made to the entry-value interest rates for changes in credit performing commercial loans, construction loans, and land loans for which there are no known credit concerns. Management believes that the risk factor embedded in the entry-value interest rates, along with the general reserves applicable to the performing commercial, construction, and land loan portfolios for which there are no known credit concerns, result in a fair valuation of such loans on an entry-value basis. The fair value of non-performing loans, with a recorded book value of approximately $2,033 and $1,556 (which are collateralized by real estate properties with property values in excess of carrying amounts) as of September 30, 2004 and 2003, respectively, was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since September 30, 2004 and 2003 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

(Dollars in thousands, except per share data)

17. Capital Securities

The Company had previously established Issuer Trusts that issued guaranteed preferred beneficial interests in the Company's junior subordinated debentures. Prior to FIN 46 and FIN 46 (R), the Company classified its Issuer Trusts after total liabilities and before shareholders' equity on its consolidated statement of financial position under the caption "Guaranteed Preferred Beneficial Interest in Company's Subordinated Debt" and the retained common capital securities of the Issuer Trusts were eliminated against the Company's investment in the Issuer Trusts. Distributions on the preferred securities were recorded as interest expense on the consolidated statement of income. Under the provisions of FIN 46 (R), these securities were reclassified as borrowed funds.

As a result of the adoption of FIN 46 and FIN 46 (R), the Company deconsolidated all the Issuer Trusts. As a result, the junior subordinated debentures issued by the Company to the Issuer Trusts, totaling $21.6 million, are reflected in the Company's consolidated statement of financial position in the liabilities section at September 30, 2004, under the caption "Junior Subordinated Debentures." The Company records interest expense on the corresponding debentures in its consolidated statements of income. The Company also recorded the common capital securities issued by the Issuer Trusts in "Prepaid expenses and other assets" in its consolidated statement of financial position at September 30, 2004.

On August 21, 1997, First Keystone Capital Trust I (the "Trust"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $16.2 million of preferred securities (the "Preferred Securities") at an interest rate of 9.7%, with a scheduled maturity of August 15, 2027. The Company owns all the common stock of the Trust. The proceeds from the issue were invested in Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. On November 15, 2001, the Company purchased $3.5 million of the Preferred Securities. Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable semiannually in arrears. The Company has the option, subject to required regulatory approval, if any, to prepay the securities beginning August 15, 2007. The Company has, under the terms of the Debentures and the related Indenture as well as the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debentures. The Company contributed approximately $6.0 million of the net proceeds to the Bank to support the Bank's lending activities.

On November 28, 2001, First Keystone Capital Trust II (the "Trust II"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $8.0 million of securities ("Preferred Securities II") in a pooled securities offering at a floating rate of 375 basis over the six month LIBOR with a maturity date of December 8, 2031. The Company owns all the common stock of the Trust II. The proceeds from the issue were invested in Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures II represent the sole assets of the Trust II. Interest on the Preferred Securities II is cumulative and payable semi-annually in arrears. The Company has the option, subject to required regulatory approval, if any, to prepay the securities beginning December 8, 2006.

(Dollars in thousands, except per share data)

18. Parent Company Only Financial Information

Condensed financial statements of First Keystone Financial, Inc. are as follows:

Condensed Statements of Financial Condition

	September 30,	
	2004	**2003**
Assets:		
Interest-bearing deposits	$ 426	$ 1,800
Investment securities available for sale	3,764	6,246
Investment in subsidiaries	47,921	46,482
Other assets	414	1,089
Total assets	$52,525	$55,617
Liabilities and Stockholders' Equity:		
Junior subordinated debentures	$21,557	$21,593
Other liabilities	1,270	1,636
Total liabilities	22,827	23,229
Stockholders' equity	29,698	32,388
Total liabilities and stockholders' equity	$52,525	$55,617

Condensed Statements of Income

	Year Ended September 30,		
	2004	**2003**	**2002**
Interest and dividend income:			
Dividends from subsidiary	$ 9	$ 9	$ 5
Loan to ESOP	59	79	92
Interest and dividends on investments	173	286	502
Interest on deposits	17	50	67
Total interest and dividend income	258	424	666
Interest on debt and other borrowed money	1,676	1,677	1,723
Other income	1,393	241	44
Operating expenses	210	194	154
Loss before income taxes and equity in undistributed income (loss) of subsidiaries	(235)	(1,206)	(1,167)
Income tax benefit	(69)	(402)	(385)
Loss before equity in undistributed (loss) income Of subsidiaries	(166)	(804)	(782)
Equity in undistributed income of subsidiaries	2,369	3,543	3,508
Net income	$ 2,203	$ 2,739	$ 2,726

(Dollars in thousands, except per share data)

Condensed Statements of Cash Flows

	Year Ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$2,203	$ 2,739	$2,726
Adjustment to reconcile net income to cash provided by (used in) operations:			
Equity in undistributed income of subsidiaries	(2,369)	(3,543)	(3,508)
Amortization of common stock acquired by stock benefit plans	637	396	384
Gain (loss) on sales of investment securities available for sale	(1,390)	(241)	44
Amortization of premium	(37)	26	(22)
(Increase) decrease in other assets	675	709	(1,453)
(Increase) decrease in other liabilities	(159)	165	145
Net cash (used in) provided by operating activities	(440)	251	(1,684)
Cash flows from financing activities:			
Purchase of investments available for sale	(578)	--	(3,870)
Proceeds from calls or repayments of investment securities	500	1,100	--
Proceeds from sale of investments available for sale	3,339	1,591	4,956
Net cash provided by investing activities	3,261	2,691	1,086
Cash flows from financing activities:			
Issuance of junior subordinated debentures	--	--	8,248
Repurchase of junior subordinated debentures	--	--	(3,290)
Repayment of other borrowed money	--	--	(815)
Purchase of treasury stock	(1,339)	(2,986)	(1,013)
Common stock acquired by ESOP	(2,579)	--	--
Dividends paid	(843)	(798)	(734)
Proceeds from exercise of stock options	566	373	275
Net cash provided by (used in) financing activities	(4,195)	(3,411)	2,671
Increase (decrease) in cash	(1,374)	(469)	2,073
Cash at beginning of year	1,800	2,269	196
Cash at end of year	$ 426	$ 1,800	$2,269

(Dollars in thousands, except per share data)

19. Quarterly Financial Data (Unaudited)

Unaudited quarterly financial data for the years ended September 30, 2004 and 2003 is as follows:

	2004				2003			
	1st QTR	2nd QTR	3rd QTR	4th QTR	1st QTR	2nd QTR	3rd QTR	4th QTR
Interest income	$6,636	$6,439	$6,505	$6,563	$7,217	$6,973	$6,615	$6,407
Interest expense	3,740	3,666	3,586	3,720	4,136	3,991	3,993	3,882
Net interest income	2,896	2,773	2,919	2,843	3,081	2,982	2,622	2,525
Provision for loan losses	75	75	75	75	195	195	195	130
Net income after provision for loan losses	2,821	2,698	2,844	2,768	2,886	2,787	2,427	2,395
Non-interest income	1,064	2,169	575	91	624	551	1,008	1,102
Non-interest expense	2,933	4,094	2,646	2,827	2,510	2,507	2,622	2,770
Income before income taxes	952	773	773	32	1,000	831	813	727
Income tax expense (benefit)	209	146	146	(175)	219	138	148	127
Net income	$ 743	$ 627	$ 627	$ 207	$ 781	$ 693	$ 665	$ 600
Per Share:								
Earnings per share - basic	$ .40	$ .34	$ .34	$ .12	$ .41	$ .36	$ .35	$ .32
Earnings per share - diluted	$ .37	$ .32	$ .32	$ .11	$ .39	$ .34	$ .33	$ .29
Dividend per share	$ .11	$ .11	$ .11	$ .11	$ .10	$ .10	$ .10	$ .10

Certain reclassifications have been made to the quarters presented to conform with the presentation. Such reclassifications had no impact on the reported net income.

****

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9-A. Controls and Procedures.

Under the supervision and with the participation of the Company's management, including its chief executive officer and chief financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of September 30, 2004. Based on such evaluation, the Company's chief executive officer and chief financial officer have concluded that these controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fourth fiscal quarter of fiscal 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9-B. Other Information.

There is no information to be reported on Form 8-K that has not already been reported pursuant thereto.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required herein with respect to directors and executive officers of the Company is incorporated by reference from the information contained in the sections captioned "Information with Respect to Nominees for Director, Directors Whose Terms Continue and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on January 26, 2005 (the "Proxy Statement"), a copy of which will be filed with the SEC within 120 days of the end of the Company's fiscal year.

The Company has adopted a Code of Conduct and Ethics that applies to its principal executive officer and principal financial officer, as well as other officers and employees of the Company and the Bank. A copy of the Code of Ethics, included as Exhibit 99. 1 to the Annual Report on Form 10-K for the year ended September 30, 2003 filed with the SEC.

Item 11. Executive Compensation.

The information required herein is incorporated by reference from the information contained in the section captioned "Executive Compensation" in of the Registrant's Proxy Statement. The reports of the Audit Committee and the Compensation Committee included in the Registrant's Proxy Statement should not be deemed filed or incorporated into this filing or any other filing by the Company under the Exchange Act or the Securities Act of 1933 except to the extent the Company specifically incorporates said reports herein or therein by reference thereto.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required herein is incorporated by reference from the information contained in the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Registrant's Proxy Statement.

Equity Compensation Plan Information. The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors) in effect as of September 30, 2004.

Plan Category	Number of Shares to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance (Excluding Shares Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	192,863	$10.17	26,468
Equity Compensation Plans Not Approved by Security Holders	--	--	--
Total	192,863	$10.17	26,468

Item 13. Certain Relationships and Related Transactions.

The information required herein is incorporated by reference from the information contained in the section captioned "Transactions with Certain Related Persons" in the Registrant's Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required herein is incorporated by reference from the information contained in the section captioned "Ratification of Appointment of Auditors" in the Registrant's Proxy Statement.

PART IV.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) Documents filed as part of this Report.

(1) The following documents are filed as part of this report and are incorporated herein by reference from the Registrant's Annual Report.

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Financial Condition at September 30, 2004 and 2003.

Consolidated Statements of Income for the Years Ended September 30, 2004, 2003 and 2002.

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended September 30, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the Years Ended September 30, 2004, 2003 and 2002.

Notes to the Consolidated Financial Statements.

(2) All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3) The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

No	Description
3.1	Amended and Restated Articles of Incorporation of First Keystone Financial, Inc. 1
3.2	Amended and Restated Bylaws of First Keystone Financial, Inc. 1
4	Specimen Stock Certificate of First Keystone Financial, Inc. 1
10.1	Employee Stock Ownership Plan and Trust of First Keystone Financial, Inc. 1, *
10.2	401(K)/ Profit-sharing Plan of First Keystone Federal Savings Bank. 1, *
10.3	Employment Agreement between First Keystone Financial, Inc. and Donald S. Guthrie dated December 1, 2004. 5,*
10.4	Employment Agreement between First Keystone Financial, Inc. and Stephen J. Henderson dated December 1, 2004. 2
10.5	Employment Agreement between First Keystone Financial, Inc. and Thomas M. Kelly dated December 1, 2004. 5,*
10.6	Severance Agreement between First Keystone Financial, Inc. and Elizabeth M. Mulcahy dated December 1, 2004. 5,*
10.8	Severance Agreement between First Keystone Financial, Inc. and Carol Walsh dated December 1, 2004. 5,*
10.9	1995 Stock Option Plan.3, *
10.10	1995 Recognition and Retention Plan and Trust Agreement.3,*
10.11	1998 Stock Option Plan.4, *
10.12	Employment Agreement between First Keystone Bank and Donald S. Guthrie dated December 1, 2004. 5, *
10.13	Employment Agreement between First Keystone Federal Savings Bank and Stephen J. Henderson dated December 1, 2004. 2
10.14	Employment Agreement between First Keystone Bank and Thomas M. Kelly dated December 1, 2004. 5, *.
10.15	Severance Agreement between First Keystone Bank and Elizabeth M. Mulcahy dated December 1, 2004. 5, *
10.16	Severance Agreement between First Keystone Bank and Carol Walsh dated December 1, 2004. 5, *
10.17	First Keystone Bank Supplemental Executive Retirement Plan. 7,*
10.18	Consulting Agreement between First Keystone Bank and Edmund Jones. *
11	Statement re: computation of per share earnings. See Note 2 to the Consolidated Financial Statements included in Item 8 hereof.
21	Subsidiaries of the Registrant - Reference is made to Item 1 "Business," for the required information.
23	Consent of Deloitte & Touche LLP.

31.1 Certification of Chief Executive Officer
31.2 Certification of Chief Financial Officer
32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1 Codes of Ethics 6

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(1) Incorporated by reference from the Registration Statement Form S-1 (Registration No. 33-84824) filed by the Registrant with the SEC on October 6, 1994, as amended.

(2) Incorporated by reference from the Form 10-K filed by the Registrant with the SEC on December 29, 1999 (File No. 000-25328).

(3) Incorporated by reference from the Form 10-K filed by the Registrant with SEC on December 29, 1995 (File No. 000-25328).

(4) Incorporated from Appendix A of the Registrant's definitive proxy statement dated December 24, 1998 (File No. 000-25328).

(5) Incorporated by reference from the Form 8-K filed by the Registrant with the SEC on December 7, 2004 (File No. 000-25328).

(6) Incorporated by reference from the Form 10-K filed by the Registrant with the SEC on December 23, 2003.

(7) Incorporated by reference from the Form 10-K filed by the Registrant with the SEC on May 17, 2004.

(*) Consists of a management contract or compensatory plan

(b) Exhibits. See the list set forth above under subsection (a) (3)

(c) Financial Statement Schedules.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Keystone Financial, Inc.

By: /s/ Donald S. Guthrie
Donald S. Guthrie
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report had been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Donald S. Guthrie Donald S. Guthrie Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 29, 2004
/s/ Thomas M. Kelly Thomas M. Kelly President and Chief Operating Officer	December 29, 2004
/s/ Edward Calderoni Edward Calderoni Director	December 29, 2004
/s/ Edmund Jones Edmund Jones Director	December 29, 2004
/s/ Donald G. Hosier, Jr. Donald G. Hosier, Jr. Director	December 29, 2004
/s/ Marshall J. Soss Marshall J. Soss Director	December 29, 2004
/s/ William J. O'Donnell William J. O'Donnell Director	December 29, 2004
/s/ Bruce C. Hendrixson Bruce C. Hendrixson Director	December 29, 2004
/s/ Jerry A. Naessens Jerry A. Naessens Director	December 29, 2004
/s/ Rose M. DiMarco Rose M. DiMarco Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 29, 2004